J.W. MAYS, INC.

Annual Report To Stockholders

2025

Year Ended July 31, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended July 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number 1-3647

J.W. MAYS, INC.
(Exact Name of Registrant as Specified in Its Charter)

New York	**11-1059070**
State or Other Jurisdiction of Incorporation or Organization	*I.R.S. Employer Identification No.*
9 Bond Street, Brooklyn, New York	**11201**
Address of Principal Executive Offices	*Zip Code*

Registrant's telephone number, including area code **718 624-7400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1 par value	**MAYS**	**NASDAQ**

Securities registered pursuant to Section 12(g) of the Act: *None*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Emerging growth company ☐
Non-accelerated filer ☒	Smaller reporting company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $20,796,192 as of January 31, 2025 based on the average of the bid and asked price of the stock reported for such date. For the purpose of the foregoing calculation, the shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the registrant's common stock as of September 2, 2025 was 2,015,780.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

Document	Part of Form 10-K in which the Document is incorporated
Annual Report to Shareholders for Fiscal Year Ended July 31, 2025	Parts I and II
Definitive Proxy Statement for the 2025 Annual Meeting of Shareholders	Part III

J.W. MAYS, INC.
FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2025

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

J.W. Mays, Inc. (the "Company" or "Registrant") with executive offices at Nine Bond Street, Brooklyn, New York 11201, operates a number of commercial real estate properties, which are described in Item 2 "Properties". The Company's business was founded in 1924 and incorporated under the laws of the State of New York on July 6, 1927.

The Company has 28 full time employees and has a contract, expiring November 30, 2025, with a union covering rates of pay, hours of employment and other conditions of employment for approximately 21% of its employees. The Company considers that its labor relations with its employees and union are good.

Executive Officers of the Registrant

The following information is furnished with respect to each executive officer of the Registrant (each of whose position is reviewed annually but each of whom has a three-year employment agreement, effective August 1, 2011 and renewed every three years thereafter through 2023: expiring July 31, 2026.

Name	Age	Business Experience During the Past Five Years	First Became Such Officer or Director
Lloyd J. Shulman	83	President	November, 1978
		Chairman of the Board, and Chief Executive Officer	November, 1996
Ward N. Lyke, Jr.	74	Vice President, Chief Financial Officer and Treasurer	February, 1984 January, 2024
George Silva	75	Vice President-Operations	March, 1995

All of the above mentioned officers have been appointed as such by the directors and have been employed as executive officers of the Company during the past five years.

Our website is https://www.jwmays.com. Information found on our website is not incorporated by reference into this annual report on Form 10-K. We make our filings with the U.S. Securities and Exchange Commission ("SEC") including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments and exhibits to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), available free of charge on or through our website, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at http://www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K may contain forward-looking statements which include assumptions about future market conditions, operations and financial results. These statements are based on current expectations and are subject to risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results, performance or achievements in the future could differ significantly from the results, performance or achievements discussed or implied in such forward-looking statements herein and in prior filings by the Company. The Company assumes no obligation to update these forward-looking statements or to advise of changes in the assumptions on which they were based.

Factors that could cause or contribute to such differences include, but are not limited to, changes in the competitive environment of the Company, general economic and business conditions, industry trends, changes in government rules and regulations and environmental rules and regulations. Statements concerning interest rates and other financial instrument fair values and their estimated contribution to the Company's future results of operations are based upon market information as of a specific date. This market information is often a function of significant judgment and estimation. Further, market interest rates are subject to potential significant volatility.

ITEM 1A. RISK FACTORS.

Risks Relating to Ownership Structure

The controlling shareholder group may be able to vote its shares in favor of its interests that may not always coincide with the interests of shareholders not part of such group. This risk may be counter-balanced to a degree by the actions of the Company's Board of Directors (the "Board") which is made up of a majority of independent directors.

The controlling shareholder group includes a corporation that owns a significant percentage of the Company's common stock and which does business with the Company, as further described in the Notes to the Consolidated Financial Statements contained in the 2025 Annual Report to Shareholders. Certain conflicts of interest may be perceived by the relationship between the Company and its largest shareholder. Nevertheless, the Company and its largest shareholder have put in place some controls to reduce the effects of any perceived conflict of interest, including ensuring that the Board is composed of a majority of independent directors.

Risks Related to Our Business and Operations

We are a part of the communities in which we do business. Accordingly, like other businesses in our communities, we are subject to the following risks:

- changes in the rate of economic growth, and interest rates both nationally and locally;

- existing indebtedness, including the potential for accelerated maturities;

- the ability to obtain additional financing at reasonable costs and interest rates;

- changes in the financial condition of our customers;

- changes in the regulatory environment and particularly burdens of increasing local, state, and federal requirements and taxes;

- lease cancellations and particularly loss of key tenants;

- changes in our estimates of costs;

- loss of key personnel;

- war and/or terrorist attacks could significantly impact buildings leased to tenants;

- the continued availability of insurance for various policies at reasonable rates;

- outcomes of pending and future litigation;

- increasing competition by other companies;

- compliance with our loan covenants;

- climate change;

- recoverability of claims against our tenants and others by us and claims by third parties against us;

- changes in estimates used in our critical accounting policies;

- cybersecurity threats or incidents; and

- pandemics and the related trends of office versus remote work practices.

Our investment in property development may be limited by increasing costs required to make improvements to property leased to tenants. Also, as the cost of fitting up properties increases, we may be required to wait and forsake opportunities that would be revenue producing until such time that we obtain the necessary financing of such ventures. This risk may be mitigated by obtaining lines of credit and other financing vehicles, although such have significant limitations on the amounts that may be borrowed at any point in time.

We also may be subject to environmental liability as an owner or operator of properties. Many of our properties are old and when we need to fit up a property for a new tenant, we may find materials and the like that could be deemed to contain hazardous elements requiring remediation or encapsulation.

As online retail operations continue to expand nationwide, retailers are facing increased competition which reduces the need for the leasing of properties. Remote work since the pandemic has resulted in tenants' careful evaluation and reduction of office space needs and a decline in demand of commercial office space rentals from increasing competition. The Company emphasizes retention of tenants over a long period of time which helps in difficult economic conditions. The Company also aggressively markets available space to tenants including governmental agencies, medical, industrial, and educational institutions.

We try to lease our properties to tenants with adequate finances. As a result of the current high interest rate environment and less liquidity available to smaller businesses, even formerly financially strong tenants may be at risk. The Company mitigates the risk of tenants with less than adequate finances by leasing our properties to multiple tenants, where applicable, in order to diversify the tenant base.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 1C. CYBERSECURITY.

Risk Management and Strategy

We have implemented and maintain various information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, hardware, software, third-party hosted services, and data.

We rely on third-party service providers to help manage our information systems, including network security service providers with experienced information technology professionals. We also work with third parties to identify, assess, and manage actual and perceived cybersecurity threats and risks, and we evaluate cybersecurity risk as part of our overall risk management strategy. With the assistance of these third-party service providers, we implement and maintain various technical, physical, and administrative controls and processes to manage and mitigate material risks from cybersecurity threats to our information systems. This includes procedures for incident detection and response, network security controls, access controls, physical security, systems monitoring, and backup and recovery procedures.

Our operations rely on third-party service providers and software programs. For instance, our accounting and financial reporting-related systems use software obtained from third-party service providers, and these systems are necessary for the efficient and consistent operation of our business. We use these systems to communicate with tenants, banks, vendors, and others, and to manage our accounting, financial reporting, and for other recordkeeping purposes. We, thus, maintain a process to identify and evaluate cybersecurity risks and incidents associated with key third-party providers. When utilizing third-party software for key services, we seek to engage those that are reliable, reputable, and maintain cybersecurity controls. To address risks associated with third-party providers for critical services, we review available audit reports of controls from such providers to assess and manage any identified risks.

Notwithstanding the effort we place on cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on the Company. As of the date of this Annual Report on Form 10-K, we are not aware of any cybersecurity threats or incidents which have materially affected or are likely to materially affect our Company, results of operations, or financial condition.

Governance

Our Board maintains oversight responsibility of risks from cybersecurity threats. This oversight is facilitated primarily through the Audit Committee (the "Committee"), which is responsible for oversight of our information system risk, including cybersecurity threats. The Committee oversees the risk management program designed to implement adequate controls to mitigate cybersecurity risks.

The Committee receives periodic updates from management on potential risks, threats, and controls to mitigate identified risks. The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on the cybersecurity risk management program as needed.

Our management, represented by our Chief Financial Officer, Ward Lyke, provides leadership for implementation and maintenance of our cybersecurity risk management processes. Mr. Lyke has served as Vice President, Chief Financial Officer, and Treasurer since January 2024, and as an Executive Vice President and Officer of the Company since 1984, including as Assistant Treasurer since 2003. Mr. Lyke currently manages key functions for the Company's accounting, finance, and treasury strategies, including risk management. In addition, Mr. Lyke oversees the Company's managed IT solutions service provider which includes, among other services:

1. Business continuity – Managed data backup utilizing best practices including cloud-based disaster recovery,

2. Multi-vector security protection – Real-time protection against security threats across email, browsers, files, and infrastructure resources,

3. Patch management – Patching for Windows and certain third-party application updates,

4. Infrastructure monitoring – 24x7 monitoring, alerting and maintenance of various office and cloud systems.

Mr. Lyke is notified real time by the managed service provider for matters requiring immediate attention. Mr. Lyke also reviews a standardized monthly report with key IT systems data and statistics, including red flags requiring resolution, if any. Management reports serious cybersecurity incidents to the Committee and our Board.

ITEM 2.   PROPERTIES.

The table below sets forth certain information as to each of the properties currently operated by the Company:

Location	Approximate Square Feet
1. Brooklyn, New York	
Fulton Street at Bond Street.	380,000
Livingston Street	
Truck bays, passage facilities and tunnel-Schermerhorn Street	17,000
Building-Livingston Street	10,500
2. Brooklyn, New York	
Jowein building at Elm Place.	201,000
3. Jamaica, New York	
Jamaica Avenue at 169th Street	297,000
4. Fishkill, New York	
Route 9 at Interstate Highway 84	203,000
	(located on 14.6 acres)
5. Levittown, New York	
Hempstead Turnpike	10,000
	(located on 75,800 square feet of land)
6. Massapequa, New York	
Sunrise Highway	133,400
7. Circleville, Ohio	
Tarlton Road.	193,350
	(located on 11.6 acres)

Properties are leased under long-term leases for varying periods, the longest of which extends to 2073, and in most instances renewal options are included. Reference is made to Notes 4. OPERATING LEASES and 10. RELATED PARTY TRANSACTIONS to the Consolidated Financial Statements contained in the 2025 Annual Report to Shareholders, incorporated herein by reference. Properties owned and subject to mortgage is the Fishkill building.

1. *Brooklyn, New York*

    Fulton Street at Bond Street

    90% of the property is owned by the Company and the remaining 10% of the property is leased by the Company under five separate leases. Expiration dates are as follows: December 8, 2043 (1 lease) which lease currently has one thirty-year renewal option through December 8, 2073, April 30, 2031 (1 lease), and April 30, 2044 (3 leases).

    The property is currently leased to twenty-four tenants of which eight are retail tenants, two are fast food/ beverage restaurants, eleven occupy office space, three are dental or medical offices. One tenant leased in excess of 10% of the rentable square footage; the tenant is a department store, occupying 20.60%.

    In November 2024, a tenant who occupies 700 square feet agreed to expand their space to include an additional 130 square feet for increased rent of $2,400 annually through lease expiration on April 30, 2026.

    In December 2024, Weinstein Enterprises, Inc. ("Landlord") purchased the 508 Fulton Street property, including an existing lease, from another landlord who owned 25% of the property. Starting in January 2025, the Company began making rent payments to Landlord with no other changes to the existing lease.

    In January and August 2025, a tenant at the Company's 9 Bond Street building in Brooklyn, New York was given two six month rent concessions of $25,000 per month from February to July 2025, and $40,000 per month from August 2025 to January 2026, respectively. The January 2025 agreement also included a deferral of $54,825 of a receivable to be paid in three equal installments from February to April 2025.

    In March 2025, a tenant occupying 1,600 square feet agreed to terminate their lease. Loss of rent will approximate $120,000 per annum.

    In April 2025, the Company leased 2,800 square feet of office space to a tenant for ten years at an annual rent of $216,000 with increases annually. Rent commencement was October 2025. Brokerage commissions were $134,987.

    In May 2025, a tenant occupying 3,080 square feet provided notice they would not be renewing their lease which ends on June 30, 2025. The loss of rental income is approximately $142,000 per annum.

    It is the intention of the Company to negotiate the renewals of the expiring leases as they come due, provided the tenants maintain adequate finances.

Occupancy			Lease Expiration			Rent	
Year Ended	Rate		Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2021	62.31%		7/31/2026	7	42,624	$2,039,732	9.078
7/31/2022	63.38%		7/31/2027	3	3,558	156,431	.696
7/31/2023	59.51%		7/31/2028	4	6,633	247,409	1.101
7/31/2024	51.83%		7/31/2030	2	85,990	2,173,989	9.675
7/31/2025	52.69%		7/31/2031	1	1,090	45,126	.201
			7/31/2032	4	47,668	2,389,959	10.636
			7/31/2033	1	1,140	82,174	.366
			7/31/2034	1	5,632	159,653	.711
			7/31/2035	1	3,200	166,606	.741
				24	197,535	$7,461,079	33.205

The Company uses 17,810 square feet of available space.

As of July 31, 2025 the federal tax basis is $22,607,989 with accumulated depreciation of $15,274,093 for a net carrying value of $7,333,896. The lives taken for depreciation vary between 15-40 years and the methods used are straight-line and declining balance.

The real estate taxes for this property are $3,039,600 per year and the rate used is averaged at $11.018 per $100 of assessed valuation.

Livingston Street

The Company has a long-term lease with the City of New York and another landlord for a garage at Livingston Street opposite the Company's Brooklyn Fulton Street at Bond Street Properties. The lease expires in 2043, with a renewal option to 2073. The garage includes truck bays and passage facilities through a tunnel to the properties. The truck bays, passage facilities and tunnel, total approximately 17,000 square feet. The lease also includes a 20 x 75-foot land plot on which the Company constructed a building of six stories and basement annexed to the properties.

2. *Brooklyn, New York—Jowein building at Elm Place*

The building is owned. The property is currently leased to fourteen tenants of which one is a fast-food restaurant, two are for warehouse space and eleven leases are for office space. Two tenants leased in excess of 10% of the rentable square footage; each occupies office space of 15.64%, and 12.59% respectively.

In August 2024, a tenant extended its lease through June 30, 2025 with the same terms for 10,569 square feet, which in May 2025 further extended it's lease to September 30, 2025.

In November 2024, the Company leased 305 square feet of office space for two years at an annual rent of $7,320.

In November 2024, a tenant who occupies 5,800 square feet agreed to rent an additional 3,920 square feet of office space for increased rent of $12,087 a month.

In March 2025, a tenant who occupies 9,720 square feet exercised their first of three six month extensions to February 2026, with a monthly rent of $30,869.

In May 2025, a tenant who occupies 17,364 and 5,640 square feet provided notice they would not be renewing their leases which end on June 30, 2025 and January 19, 2026, respectively. The loss of rental income from the combined leases is approximately $885,000 per annum.

In July 2025, the Company leased 1,800 square feet of office space on a month-to-month basis. Monthly rent will be $6,766.

In August 2025, the Company leased 5,500 square feet of retail space at the Company's Jowein building in Brooklyn, New York. Monthly rent is $15,000 with annual rent increases. Brokerage commissions were $73,487.

In October 2025, a tenant who occupies 31,438 square feet of office space extended their lease from May 2026 to October 2026, and was given a rent concession effective November 2025 to October 2026.

It is the intention of the Company to negotiate the renewals of the expiring leases as they come due, providing the tenants maintain adequate finances.

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2021	72.54%	7/31/2026	5	28,476	$ 755,365	3.362
7/31/2022	80.84%	7/31/2027	1	305	4,880	.021
7/31/2023	83.46%	7/31/2028	2	13,000	503,285	2.240
7/31/2024	81.79%	7/31/2029	1	500	51,745	.230
7/31/2025	83.52%	7/31/2030	1	31,438	1,070,582	4.765
		7/31/2036	1	12,105	52,632	.234
		7/31/2037	2	42,725	1,912,368	8.511
		7/31/2059	1	19,437	147,632	.657
			14	147,986	$4,498,489	20.020

As of July 31, 2025 the federal tax basis is $7,550,837 with accumulated depreciation of $5,479,392 for a net carrying value of $2,071,445. The lives taken for depreciation vary between 15-40 years and the methods used are straight-line and declining balance.

The real estate taxes for this property are $872,299 per year and the rate used is averaged at $11.228 per $100 of assessed valuation.

3. *Jamaica, New York—Jamaica Avenue at 169th Street*

Building, improvements and land ("Jamaica Property") are leased from an affiliated company, principally owned by a director of the Company ("Landlord"). In July 2022, the Company entered into an agreement with Landlord giving the Company four five-year option periods for a total of twenty years through May 31, 2050. In April 2023, the Company exercised the first five-year option period, extending the lease expiration date to May 31, 2035. In August 2025, the Company further extended the lease five years through May 31, 2040. Upon lease termination, all property included in operating lease right-of-use assets and leasehold improvements will be turned over to the Landlord.

The Jamaica Property is currently leased to eleven tenants: four tenants are retail, one restaurant, and six occupy office space. Four tenants each occupy in excess of 10% of the rentable square footage; two retail stores occupy 15.82% and 17.66%, respectively; and two office tenants occupy 23.70% and 12.83%, respectively.

In August 2024, the Company leased 2,051 square feet to an office tenant for ten years, with five separate one year renewal options. Monthly rent of approximately $5,500, with annual increases, commenced January 1, 2025. The Company's costs of renovations were approximately $503,088, of which $235,000 will be reimbursed by the tenant, as additional lease revenue.

In February 2025, a tenant occupying 160 square feet agreed to extend their lease to January 2030, with a yearly rent of $24,000.

In March 2025, the Company leased 6,761 square feet of office space for fifteen years at an annual rent of $135,220 with yearly rent escalation, effective August 2025. Brokerage commissions were $137,180.

In June 2025, a tenant occupying 2,000 square feet provided notice they would be vacating the space effective July 31, 2025. The loss of rental income is approximately $64,000 per annum.

It is the intention of the Company to negotiate the renewals of the expiring leases as they come due, providing the tenants maintain adequate finances.

Occupancy			Lease Expiration			Rent	
Year Ended	Rate		Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2021	80.41%		7/31/2026	1	38,109	$ 1,160,852	5.166
7/31/2022	80.51%		7/31/2027	2	6,600	219,463	.977
7/31/2023	80.58%		7/31/2029	3	121,589	2,666,051	11.865
7/31/2024	80.58%		7/31/2030	1	147	24,000	.107
7/31/2025	80.99%		7/31/2034	2	70,884	1,661,863	7.396
			7/31/2035	1	2,051	72,098	.321
			7/31/2040	1	6,761	—	—
				11	246,141	$ 5,804,327	25.832

Until the lease agreement terminates, the Company remains solely entitled to tax depreciation and other tax deductions relating to the buildings, improvements and maintenance of the property. As of July 31, 2025, the federal tax basis is $13,863,981 with accumulated depreciation of $10,340,750 for a net carrying value of $3,523,231. The lives taken for depreciation vary between 15-40 years and the methods used are straight-line and declining balance.

The real estate taxes for this property are $1,144,033 per year and the rate used is averaged at $9.968 per $100 of assessed valuation.

4. *Fishkill, New York—Route 9 at Interstate Highway 84*

The Company owns the entire property. In July 2019, the Company leased 47,000 square feet to a community college at its Fishkill, New York building, for a term of fifteen years with two five-year option periods.

Effective October 1, 2024, the Company leased approximately 12,500 square feet for use as storage space for three months expiring December 31, 2024. Total rent of $61,219 was prepaid at lease commencement and was amortized as revenue over the term of the lease.

There are approximately 156,000 square feet of the building available for lease. There are plans to renovate vacant space upon the execution of future leases to tenants, although no assurances can be made as to when or if such leases will be entered into.

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2021	20.42%	7/31/2036	1	47,000	$ 989,690	4.405
7/31/2022	22.27%					
7/31/2023	22.27%					
7/31/2024	27.26%					
7/31/2025	24.69%					

As of July 31, 2025 the federal tax basis is $22,660,510 with accumulated depreciation of $16,227,755 for a net carrying value of $6,432,755. The lives taken for depreciation vary between 15-40 years and the methods used are straight-line and declining balance.

The real estate taxes for this property are $122,953 per year and the rate used is averaged at $2.503 per $100 of assessed valuation.

5. *Levittown, New York—Hempstead Turnpike*

The Company owns the entire property. In October 2006, the Company entered into a lease agreement with a restaurant. The restaurant constructed a new 10,000 square foot building, which opened in May 2008. In September 2022, the restaurant extended its lease for an additional five years expiring May 3, 2028. Ownership of the building reverts to the Company at the conclusion of the leasing arrangement, currently May 3, 2028 (the restaurant has 2 5 year renewal options).

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2021	100.00%	7/31/2028	Building	10,000	$ 462,472	2.058
7/31/2022	100.00%		Land	75,800		
7/31/2023	100.00%		1	85,800		
7/31/2024	100.00%					
7/31/2025	100.00%					

The real estate taxes for this property are $177,650 per year and the rate used is averaged at $1,013.93 per $100 of assessed valuation.

6. *Massapequa, New York—Sunrise Highway*

The Company is the prime tenant of this leasehold. The current lease expires May 14, 2030. The leasehold is currently subleased to one tenant occupying 113,400 square feet of the property, with the other 20,000 square feet of the property available for sublease.

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2021	93.75%	7/31/2030	1	133,400	$ 800,236	3.561
7/31/2022	100.00%					
7/31/2023	100.00%					
7/31/2024	88.76%					
7/31/2025	85.01%					

The real estate taxes for this property are $273,567 per year and the rate used is averaged at $770.03 per $100 of assessed valuation.

In August 2025, the Company leased 20,000 square feet of retail space at the Company's Massapequa building in Long Island, New York for five years. Monthly rent is $4,500 and increases to $5,500 after the first year. Brokerage commissions were $14,355.

The Company does not own this property. Improvements to the property, if any, are made by tenants.

7.   *Circleville, Ohio—Tarlton Road*

The Company owns the entire property. The property is currently leased to one tenant. The tenant uses these premises for warehouse and distribution facilities.

In August 2024, a tenant who occupies warehouse space extended its lease from May 31, 2026 for additional three years to May 31, 2029. Effective November 1, 2024, the size of the leased premises expanded by 84,000 feet, including space previously leased by another tenant whose lease expired October 31, 2024. After the lease expansion, annual base rent for the warehouse space is $877,440 per annum with increases annually. Brokerage commissions were $106,867.

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2021	99.30%	7/31/2029	1	193,350	$1,360,021	6.053
7/31/2022	99.30%					
7/31/2023	99.30%					
7/31/2024	97.75%					
7/31/2025	96.72%					

As of July 31, 2025, the federal tax basis is $4,493,846 with accumulated depreciation of $4,411,199 for a net carrying value of $82,647. The lives taken for depreciation vary between 15-40 years and the methods used are straight-line and declining balance.

The real estate taxes for this property are $40,811 per year and the rate used is averaged at $5.403 per $100 of assessed valuation.

In the opinion of management, all of the Company's properties are adequately covered by insurance.

See Note 8 to the Consolidated Financial Statements contained in the 2025 Annual Report to Shareholders, which information is incorporated herein by reference, for information concerning the tenants, the rental income from which equals 10% or more of the Company's rental income.

ITEM 3.   LEGAL PROCEEDINGS.

The Company is subject to various legal proceedings, claims, and litigation arising in the ordinary course of business operations. These matters include, but are not limited to, contractual disputes, third party slip and fall or personal injury claims which are typically handled by insurance counsel. It is the opinion of management that the resolution of these matters will not have a material adverse effect on the Company's Consolidated Financial Statements.

ITEM 4.   MINE SAFETY DISCLOSURES.

None.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

COMMON STOCK INFORMATION

Effective November 8, 1999, the Company's common stock commenced trading on The Nasdaq Capital Market tier of The Nasdaq Stock Market under the Symbol: "Mays". Such shares were previously traded on The Nasdaq National Market. Effective August 1, 2006, NASDAQ became operational as an exchange in NASDAQ-Listed Securities. It is now known as The NASDAQ Stock Market LLC.

On September 2, 2025, the Company had approximately 500 shareholders of record.

The Company has not declared any cash dividends on our common stock during the year ended July 31, 2025 and does not anticipate paying any dividends in the foreseeable future. We plan to retain future earnings, if any, for use in our business. Any decisions as to future payments of dividends will depend on our earnings, cash flows, financial position, and such other facts the Board deems relevant.

RECENT SALES OF UNREGISTERED SECURITIES

During the year ended July 31, 2025, we did not sell any unregistered securities.

RECENT PURCHASES OF EQUITY SECURITIES

During the year ended July 31, 2025, we did not repurchase any of our outstanding equity securities.

ITEM 6.   [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The information appearing under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 22-26 of the Registrant's 2025 Annual Report to Shareholders is incorporated herein by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not required.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Registrant's Consolidated Financial Statements, together with the report of Prager Metis CPAs, LLC, independent registered public accounting firm, dated October 22, 2025, appearing on pages 3 through 21 of the Registrant's 2025 Annual Report to Shareholders is incorporated herein by reference. With the exception of the aforementioned information and the information incorporated by reference in Items 2, 3, 7, and 15 hereof, the 2025 Annual Report to Shareholders is not to be deemed filed as part of this Form 10-K Annual Report.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are no disagreements between the Company and its accountants relating to accounting or financial disclosures.

ITEM 9A. CONTROLS AND PROCEDURES.

(A) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

The Company's management reviewed the Company's internal controls and procedures and the effectiveness of these controls. As of July 31, 2025, the Company carried out an evaluation, under the supervision of, and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in its periodic SEC filings.

(B) CHANGE TO INTERNAL CONTROLS OVER FINANCIAL REPORTING.

There was no change in the Company's internal controls over financial reporting or in other factors during the Company's last fiscal quarter that materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting. There were no significant deficiencies or material weaknesses noted, and therefore there were no corrective actions taken.

(C) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13(a)-15(f). Our internal control system has been designed to provide reasonable assurance to the Company's management and its Board regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Even those systems that have been determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company's management assessed the effectiveness of our internal control over financial reporting as of July 31, 2025. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework published in 2013. Based on the Company's assessments, we believe that, as of July 31, 2025, its internal control over financial reporting is effective based on these criteria.

This Form 10-K Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to the exemption for non-accelerated filers from the internal control audit requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002.

ITEM 9B. OTHER INFORMATION.

During the three months ended July 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION.

Not Required

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information relating to directors of the Company is contained in the Definitive Proxy Statement for the 2025 Annual Meeting of Shareholders and such information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item appears under the heading "Compensation" in the Definitive Proxy Statement for the 2025 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Clawback Policy

In 2024, the Board adopted a clawback policy effective January 1, 2024 that provides for the recovery of erroneously awarded compensation received by an executive officer in the event of an accounting restatement due to material noncompliance with financial reporting requirements under the securities laws, as required under Section 10D of the Exchange Act, Rule 10D-1.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item appears under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Definitive Proxy Statement for the 2025 Annual Meeting of Shareholders and such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item appears under the headings "Related Party Transactions" and "Information Concerning Nominees for Election as Directors" in the Definitive Proxy Statement for the 2025 Annual Meeting of Shareholders and such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees for services rendered by the Company's independent registered public accounting firm, Prager Metis CPAs, LLC, for the fiscal years 2025 and 2024.

	Fiscal Year	
	2025	2024
Audit fees	$190,000	$180,000
Audit related fees	13,400	12,800
Tax fees	45,000	45,000
All other fees	15,178	—
Total Fees	$263,578	$237,800

Audit fees for fiscal year 2025 and fiscal year 2024 were for professional services rendered for the audits of the consolidated financial statements of the Company, interim quarterly reviews of Form 10-Q information and assistance with the review of documents filed with the SEC.

Audit related fees for fiscal year 2025 and fiscal year 2024 consist of audits of real estate tax matters and consultations concerning financial accounting and reporting standards.

Tax fees for fiscal year 2025 and fiscal year 2024 were for services related to tax compliance including preparation of federal, state and local corporate tax returns, and assistance with a prior period Internal Revenue Service audit.

All other fees for fiscal 2025 were for assistance relating to an IRS audit of the tax year ending July 31, 2022, which is now closed.

The officers of the Company consult with, and receive the approval of, the Audit Committee before engaging accountants for any services.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

1. The Consolidated Financial Statements and report of Prager Metis CPAs, LLC, independent registered public accounting firm, dated October 22, 2025, set forth on pages 3 through 21 of the Company's 2025 Annual Report to Shareholders.

2. See accompanying Index to the Company's Consolidated Financial Statements and Schedules on page 16.

(b) <u>Exhibit No.</u>

3.1 Certificate of Incorporation of J. W. Mays, Inc., as amended - incorporated by reference to Exhibit 3(i) to the Company's Form 10-K, filed on October 5, 2017.

3.2 By-Laws of J. W. Mays, Inc. - incorporated by reference to Exhibit 3.(II) to the Company's Form 10-K, filed on October 23, 1995.

10.1# Retirement Plan and Trust, Summary Plan Description - incorporated by reference to Exhibit 10(i) to the Company's Form 10-K filed on October 4, 2018.

10.2# Employment Agreement dated as of August 1, 2023 between J.W. Mays, Inc. and Lloyd J. Shulman - incorporated by reference to Exhibit 10(ii) to the Company's Form 10-K filed on October 19, 2023.

10.3# Employment Agreement dated as of August 1, 2023 between J.W. Mays, Inc. and Mark Greenblatt - incorporated by reference to Exhibit 10(ii) to the Company's Form 10-K filed on October 19, 2023.

10.4# Employment Agreement dated as of August 1, 2023 between J.W. Mays, Inc. and Ward N. Lyke, Jr. - incorporated by reference to Exhibit 10(ii) to the Company's Form 10-K filed on October 19, 2023.

10.5# Employment Agreement dated as of August 1, 2023 between J.W. Mays, Inc. and George Silva - incorporated by reference to Exhibit 10(ii) to the Company's Form 10-K filed on October 19, 2023.

10.6* Consulting Agreement, dated as of January 1, 2024, between Mr. Mark Greenblatt and J. W. Mays, Inc. - incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed on January 2, 2024, as amended by that amended Consulting Agreement, dated as of October 22, 2024, between Mr. Mark Greenblatt and J.W.Mays, Inc – filed herewith.

13* Annual Report to Shareholders.

19* Insider Trading Policy.

21 List of subsidiaries of J. W. Mays, Inc. - incorporated by reference to Exhibit 21 to the Company's Form 10-K, filed on October 23, 1995.

31.1* Certification of principal executive officer pursuant to Rule 13a-14(a)/15d-14(a).

31.2* Certification of principal financial officer pursuant to Rule 13a-14(a)/15d-14(a).

32* Certification of principal executive officer and principal financial officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97 Clawback Policy - incorporated by reference to Exhibit 97 to the Company's Form 10-K filed on October 24, 2024.

101** The following financial statements from the Company's Annual Report on Form 10-K for the period ended July 31, 2025, formatted in inline XBRL, include: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Shareholders' Equity, (iv) Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.

104** Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

* Filed herewith
\# Indicates management contract or compensatory plan.
** Submitted electronically with the report

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J.W. MAYS, INC.
(Registrant)

October 23, 2025

By: /s/ LLOYD J. SHULMAN

Lloyd J. Shulman
Chairman of the Board,
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ LLOYD J. SHULMAN Lloyd J. Shulman	*Chairman of the Board, Chief Executive Officer, and President* *(Principal Executive Officer)*	October 23, 2025
/s/ WARD N. LYKE, JR. Ward N. Lyke, Jr.	*Vice President, Chief Financial Officer and Treasurer* *(Principal Financial and Accounting Officer)*	October 23, 2025
/s/ JENNIFER L. CARUSO Jennifer L. Caruso	*Director*	October 23, 2025
/s/ ROBERT L. ECKER Robert L. Ecker	*Director*	October 23, 2025
/s/ STEVEN GURNEY-GOLDMAN Steven Gurney-Goldman	*Director*	October 23, 2025
/s/ MARK S. GREENBLATT Mark S. Greenblatt	*Director*	October 23, 2025
/s/ MELINDA KOSTER Melinda Koster	*Director*	October 23, 2025
/s/ DEAN L. RYDER Dean L. Ryder	*Director*	October 23, 2025

INDEX TO COMPANY'S FINANCIAL STATEMENTS AND SCHEDULES

Reference is made to the following sections of the Company's Annual Report to Shareholders for the fiscal year ended July 31, 2025, which are incorporated herein by reference:

All other schedules for which provision is made in the applicable regulations of the SEC are not required under the related instructions or are inapplicable and, accordingly, are omitted.

The separate financial statements and schedules of J.W. Mays, Inc. (not consolidated) are omitted because the Company is primarily an operating company and its subsidiaries are wholly-owned.

———————————————

EXHIBIT 10.6

EXHIBIT 10.6

(718) 624-7400
Fax: (718) 935-0378

J.W. MAYS INC.

Nine Bond Street, Brooklyn, New York 11201-5805

CONSULTING AGREEMENT

This amended Consulting Agreement (this "Agreement") is made as of October 22, 2024 by and between Mark Greenblatt ("Greenblatt", formerly Vice President and Chief Financial Officer of J. W. Mays, Inc., a New York Corporation ("Mays"), and Mays.

In consideration of the mutual terms contained in this Agreement, Mays retains and Greenblatt agrees to be retained, as an independent contractor and consultant under the following terms and conditions:

1. The term of this Agreement shall be on a month-to-month basis and either party may terminate this Agreement upon thirty days' written notice.

2. Greenblatt agrees to provide services to Mays when called upon, taking into account that Greenblatt will be a consultant to Mays and no longer its Chief Financial Officer and a Vice President. Greenblatt will make himself available to consult with Officers and other representatives of Mays when needed.

3. Mays agrees to pay Greenblatt $9,000 per month effective January 1, 2025, for the consulting services referred to herein.

4. This Agreement may not be assigned by either party.

5. This Agreement shall be construed in accordance with the internal laws of the State of New York.

_____
Mark Greenblatt

J. W. MAYS, INC.

By: _____
Lloyd Shulman

J.W. MAYS, INC.

Annual Report

2025

Year Ended July 31, 2025

J.W. MAYS, INC.

Executive Offices
9 Bond Street, Brooklyn, N.Y. 11201-5805

Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, N.Y. 11219

Special Counsel
Holland & Knight LLP
787 Seventh Avenue
New York, New York 10019

Independent Registered Public Accounting Firm
Prager Metis CPAs, LLC
401 Hackensack Avenue
Hackensack, NJ, 07601

Annual Meeting
The Annual Meeting of Shareholders will be
held on Tuesday, November 25, 2025 at
10:00 A.M., Eastern Standard time, at J.W. MAYS, INC.,
9 Bond Street, Brooklyn, New York 11201-5805

J.W. MAYS, INC.

THE COMPANY

J.W. Mays, Inc. was founded in 1924 and incorporated under the laws of the State of New York on July 6, 1927.

The Company operates a number of commercial real estate properties located in Brooklyn and Jamaica in New York City; in Levittown and Massapequa, Long Island, New York; in Fishkill, Dutchess County, New York; and in Circleville, Ohio. The major portions of these properties are owned and the balance is leased. A substantial percentage of these properties are leased to tenants while the remainder is available for lease.

More comprehensive information concerning the Company appears in its Form 10-K Annual Report for the fiscal year ended July 31, 2025.

J.W. MAYS, INC.

TO OUR SHAREHOLDERS:

Remote work and on-line shopping trends, which surged during the pandemic, continue to have a significant nationwide effect on office and retail commercial real estate rentals. Even with ongoing reduced nationwide and local demand for office and retail rentals, local real estate taxes in New York City have increased while costs of inflation were higher than anticipated. Financial results this past year include:

- In 2025 the Company's net loss decreased to $(136,240), or $(.07) per share from $(406,568), or $(.20) per share primarily due to an increase in rental income, decreases in administrative and general expenses, and interest expense; partially offset by an increase in real estate operating expenses.

- Revenues in 2025 increased to $22,469,710 from $21,593,264 in the comparable 2024 year primarily due to rent increases from existing tenants and new leases from several new tenants; partially offset by loss of a few tenants and rent concessions granted.

- Consistent with a reduced loss in 2025 compared to 2024, cash flows from operations were $2,520,634 in fiscal 2025 compared with $1,434,730 in 2024. Cash provided by operating activities in 2025 and 2024 combined with proceeds from sales of marketable securities in 2024 were used to fund acquisition of property and equipment and reduce mortgages payable from 2024 to 2025.

Our strategy of pursuing and entering into leases with governmental agencies and health care providers as tenants, as well as a significant educational institution in our Fishkill building, and our ability to retain significant tenants over a long period of time, continues to serve our Company well.

As Brooklyn continues to become a borough of choice for many individual's residences, businesses are also slowly shifting from Manhattan to the outer boroughs. With our long history of resilience when facing difficult market conditions, we are hopeful New York City and our Company will continue moving forward from these challenging economic times.

I specifically want to thank Mays' personnel and our Board colleagues for their ongoing commitment and support, our shareholders for their continuing belief in our Company and its future and our tenants for their continuing loyalty to our Company.

LLOYD J. SHULMAN
Chairman, President and Chief Executive Officer

October 23, 2025

J.W. MAYS, INC.

CONSOLIDATED BALANCE SHEETS

	July 31	
ASSETS	2025	2024
Property and Equipment-at cost:		
Land.	$ 6,067,805	$ 6,067,805
Buildings held for leasing:		
Buildings, improvements, and fixtures	81,018,716	79,510,142
Construction in progress	3,270,919	2,387,207
	84,289,635	81,897,349
Accumulated depreciation	(41,603,389)	(39,803,374)
Buildings – net	42,686,246	42,093,975
Property and equipment-net	48,754,051	48,161,780
Cash and cash equivalents	748,597	1,243,977
Restricted cash	1,010,148	1,041,624
Receivables, net	3,959,730	3,582,225
Prepaids and other assets	3,294,901	3,048,044
Deferred charges, net	3,517,817	3,580,585
Operating lease right-of-use assets.	26,764,182	28,866,800
TOTAL ASSETS	$ 88,049,426	$ 89,525,035
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgages payable	$ 3,235,561	$ 3,874,246
Accounts payable and accrued expenses	2,891,074	2,271,963
Security deposits payable	1,092,225	1,077,964
Operating lease liabilities	24,034,669	25,309,725
Deferred income taxes	4,034,000	4,093,000
Total liabilities	35,287,529	36,626,898
Shareholders' Equity:		
Common stock, par value $1 each share (shares-5,000,000 authorized; 2,178,297 issued 2,015,780 outstanding)	2,178,297	2,178,297
Additional paid in capital	3,346,245	3,346,245
Retained earnings	48,525,207	48,661,447
	54,049,749	54,185,989
Common stock held in treasury, at cost - 162,517 shares at July 31, 2025 and July 31, 2024	(1,287,852)	(1,287,852)
Total Shareholders' Equity	52,761,897	52,898,137
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 88,049,426	$ 89,525,035

See Notes to Accompanying Consolidated Financial Statements.

J.W. MAYS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended July 31,	
	2025	**2024**
Revenues		
Rental income	$22,469,710	$21,593,264
Total revenues	22,469,710	21,593,264
Expenses		
Real estate operating expenses	15,655,276	15,151,406
Administrative and general expenses	5,168,751	5,336,672
Depreciation	1,800,015	1,725,291
Total expenses	22,624,042	22,213,369
Loss from operations	(154,332)	(620,105)
Other income (loss) and interest expense		
Dividend and interest income	26,836	87,922
Net realized gain on sale of marketable securities	—	124,907
Interest expense, net of capitalized interest	(67,744)	(136,292)
	(40,908)	76,537
Loss before income tax	(195,240)	(543,568)
Income tax provision (benefit)	(59,000)	(137,000)
Net loss	$ (136,240)	$ (406,568)
Loss per common share, basic and diluted	$ (.07)	$ (.20)
Weighted average common shares outstanding, basic and diluted	2,015,780	2,015,780

See Notes to Accompanying Consolidated Financial Statements.

J.W. MAYS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings	Common Stock Held in Treasury	Total
Balance at July 31, 2023	$2,178,297	$3,346,245	$49,068,015	$(1,287,852)	$53,304,705
Net loss, year ended July 31, 2024...............	—	—	(406,568)	—	(406,568)
Balance at July 31, 2024	2,178,297	3,346,245	48,661,447	(1,287,852)	52,898,137
Net loss, year ended July 31, 2025...............	—	—	(136,240)	—	(136,240)
Balance at July 31, 2025	$2,178,297	$3,346,245	$48,525,207	$(1,287,852)	$52,761,897

See Notes to Accompanying Consolidated Financial Statements.

J.W. MAYS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended July 31,	
	2025	**2024**
Cash Flows From Operating Activities:		
Net loss	$ (136,240)	$ (406,568)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Bad debt expense (recovery)	38,512	(22,861)
Provision (benefit) for deferred income tax	(59,000)	(137,000)
Net realized (gain) on sale of marketable securities	—	(124,907)
Depreciation	1,800,015	1,725,291
Loss on asset disposal	—	12,478
Amortization of deferred charges	506,044	502,829
Operating lease expense in excess of cash payments	827,562	844,717
Amortization of deferred financing costs	16,519	38,112
Changes in Operating Assets and Liabilities:		
Receivables	(416,017)	(515,174)
Prepaids and other assets	(246,857)	(275,040)
Deferred charges	(443,276)	(832,714)
Accounts payable and accrued expenses	619,111	553,528
Security deposits payable	14,261	72,039
Net cash provided by operating activities	2,520,634	1,434,730
Cash Flows From Investing Activities:		
Acquisition of property and equipment	(2,392,286)	(2,484,141)
Marketable securities:		
Receipts from sales	—	2,544,927
Payments for purchases	—	(119,579)
Net cash (used) in investing activities	(2,392,286)	(58,793)
Cash Flows From Financing Activities:		
Payments – mortgages	(655,204)	(1,308,071)
Net cash (used) by financing activities	(655,204)	(1,308,071)
Increase (decrease) in cash, cash equivalents and restricted cash	(526,856)	67,866
Cash, cash equivalents and restricted cash at beginning of year	2,285,601	2,217,735
Cash, cash equivalents and restricted cash at end of year	$ 1,758,745	$ 2,285,601

See Notes to Accompanying Consolidated Financial Statements.

J.W. MAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

J.W. Mays, Inc. (the "Company" or "Registrant") with executive offices at 9 Bond Street, Brooklyn, New York 11201, operates a number of commercial real estate properties in New York and one building in Ohio. The Company's business was founded in 1924 and incorporated under the laws of the State of New York on July 6, 1927.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, a New York corporation and its subsidiaries (J. W. M. Realty Corp. and Dutchess Mall Sewage Plant, Inc.), which are wholly-owned. Material intercompany items have been eliminated in consolidation.

Use of Estimates

The accounting records are maintained in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Company's financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, incremental borrowing rates and recognition of renewal options for operating lease right-of-use assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. The estimates that we make include allowance for doubtful accounts, depreciation, impairment analysis of long-lived assets, income tax assets and liabilities, and revenue recognition. Estimates are based on historical experience where applicable or other assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates under different assumptions or conditions.

Restricted Cash

Restricted cash primarily consists of cash held in bank accounts for tenant security deposits and other amounts required under certain loan agreements.

Accounts Receivable

Generally, rent is due from tenants at the beginning of the month in accordance with terms of each lease. Based upon its periodic assessment of the quality of the receivables, management uses its historical knowledge of the tenants and industry experience to determine whether a reserve or write-off is required. The Company uses specific identification to write-off receivables to bad debt expense in the period when issues of collectability become known. Collectibility issues include late rent payments, circumstances when a tenant indicates their intention to vacate the property without paying, or when tenant litigation or bankruptcy proceedings are not expected to result in full payment. Management also assesses collectibility by reviewing accounts receivable on an aggregate basis where similar characteristics exist. In determining the amount of the allowance for credit losses, the Company considers past due status and a tenant's payment history. We also consider current market conditions and reasonable and supportable forecasts of future economic conditions. Our assessment considers volatility in market conditions and evolving shifts in credit trends that may have a material impact on our allowance for credit loss in future periods.

The Company's allowance for credit loss is recorded as an offset to receivables. Activity in the allowance for credit loss for each period follows:

Allowance for Uncollectible

| | Allowance for Credit Loss | | Credit Loss / (Recovery) | |
| | Period Ended July 31 | | Period Ended July 31 | |
	2025	2024	2025	2024
Beginning balance	$ 42,680	$ 115,000	$ —	$ —
Charge-offs (recoveries)	(57,984)	(112,552)	—	(23,000)
Reserve Adjustments	38,512	40,232	38,512	139
Ending Balance	$ 23,208	$ 42,680	$ 38,512	$ (22,861)

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method. Amortization of improvements to leased property is calculated over the life of the lease. Lives used to determine depreciation and amortization are generally as follows:

Buildings and improvements	18-40 years
Improvements to leased property	3-40 years
Fixtures and equipment	7-12 years
Other	3-5 years

Maintenance, repairs, renewals and improvements of a non-permanent nature are charged to expense when incurred. Expenditures for additions and major renewals or improvements are capitalized along with the associated interest cost during construction. The cost of assets sold or retired, and the accumulated depreciation or amortization thereon are eliminated from the respective accounts in the year of disposal, and the resulting gain or loss is credited or charged to income. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.

Impairment

The Company periodically reviews owned and leased properties, including related long lived assets and depreciable lives, for indicators of impairment that imply the carrying amount of assets may not be recoverable through operations plus estimated disposition proceeds. Such indicators of impairment include, but are not limited to, significant changes in real estate market conditions resulting in decreases in estimated fair values of properties or assets, changes in business conditions in the industries in which our tenants operate, and other significant or unusual events or circumstances which may occur from time to time.

If indicators of impairment existed, the carrying value of the property would be written down to its estimated fair value based on our best estimate of the property's discounted future cash flows.

As of July 31, 2025 and 2024, the Company has determined there was no impairment of its owned and leased properties, and the related carrying values, including depreciable lives.

Deferred Charges

Deferred charges consist principally of costs incurred in connection with the leasing of property to tenants. Such costs are amortized over the related lease periods, ranging from 5 to 21 years, using the straight-line method. If a lease is terminated early, such costs are expensed.

Leases – Lessor Revenue

Rental income is recognized from tenants under executed leases no later than on an established date or on an earlier date if the tenant should commence conducting business. Unbilled receivables are included in accounts receivable and represent the excess of scheduled rental income recognized on a straight-line basis over rental income as it becomes receivable according to the provisions of the lease. The effect of lease modifications that result in rent relief or other credits to tenants, including any retroactive effects relating to prior periods, are recognized in the period when the lease modification is signed. At the time of the lease modification, we assess the realizability of any accrued but unpaid rent and amounts that had been recognized as revenue in prior periods. As lessor, we have elected to combine the lease components (base rent), non-lease components (reimbursements of common area maintenance expenses) and reimbursements of real estate taxes and account for the components as a single lease component in accordance with ASC 842. If the amounts are not determined to be realizable, the accrued but unpaid rent is written off. Accounts receivable are recognized in accordance with lease agreements at its net realizable value. Rental payments received in advance are deferred until earned.

Leases – Lessee

The Company determines if an arrangement is a lease at inception. With the adoption of ASC 842, operating leases are included in operating lease right-of-use assets and operating lease liabilities on the Company's consolidated balance sheets.

Operating lease right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals, reserves and net operating loss carry forwards which currently are not deductible for tax purposes. Deferred tax liabilities result principally from temporary differences in the recognition of unrealized gains and losses from certain investments and from the use, for tax purposes, of accelerated depreciation. Deferred tax assets and liabilities are offset for each jurisdiction and are presented net on the consolidated balance sheets.

The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Actual income taxes could vary from these estimates due to future changes in income tax law or results from the final review of tax returns by federal, state or city tax authorities. Financial statement effects on tax positions are recognized in the period in which it is more likely than not that the position will be sustained upon examination, the position is effectively settled or when the statute of limitations to challenge the position has expired. Interest and penalties, if any, related to unrecognized tax benefits are recorded as interest expense and administrative and general expenses, respectively.

Segment Reporting

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which will require the Company to disclose segment expenses that are significant and regularly provided to the Company's chief operating decision maker ("CODM"). In addition, ASU 2023-07 will require the Company to disclose the title and position of its CODM and how the CODM uses segment profit or loss information in assessing segment performance and deciding how to allocate resources. The Company adopted ASU 2023-07 on its July 31 2025 annual report and related disclosures. The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker ("CODM") for making decisions, allocating resources and assessing performance. The Company's CODM has been identified as the Company's chief executive officer, who review consolidated results when making decisions about allocating resources and assessing performance of the Company. Based on management's assessment, the Company has determined that the Company has one operating segment (which operates commercial real estate properties) as defined by ASC Topic 280 "Segment Reporting".

Recent Accounting Pronouncements

Disaggregation of Income Statement Expenses

In November 2024, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No.2024-03, *Income Statement*—Reporting Comprehensive Income—*Expense Disaggregation Disclosures (Subtopic 220-40):Disaggregation of Income Statement Expenses* ("ASU 2024-03") and in January 2025, the FASB issued ASU No. 2025-01, *Income Statement—Reporting Comprehensive Income*—Expense Disaggregation Disclosures (Subtopic 220-40): *Clarifying the Effective Date*, which clarified the effective date of ASU 2024-03. ASU 2024-03 will require the Company to disclose the amounts of employee compensation, depreciation, as applicable, included in certain expense captions in the Consolidated Statements of Operations, as well as qualitatively describe remaining amounts included in those captions. ASU 2024-03 will also require the Company to disclose both the amount and the Company's definition of selling expenses. The Company is currently evaluating the effect ASU 2024-03 may have on its consolidated financial statements and related disclosures.

Income Taxes

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures* ("ASU2023-09"), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. The Company is currently evaluating the effect ASU 2023-09 may have on its consolidated financial statements and related disclosures.

Loss Per Share of Common Stock

Loss per share has been computed by dividing net loss for the year by the weighted average number of shares of common stock issued and outstanding during the year, adjusted for the purchase of treasury stock. Shares used in computing income loss per share were 2,015,780 in fiscal years 2025 and 2024.

2. MARKETABLE SECURITIES:

The Company's remaining marketable securities consisting of investments in equity securities and mutual funds were sold in May 2024. Dividends and interest income were accrued as earned. Realized gains and losses were determined on a specific identification basis. The Company reviewed marketable securities for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. The changes in the fair value of these securities were recognized in current period earnings in accordance with Accounting Standards Codification ("ASC") 825.

The Company follows GAAP which establishes a fair value hierarchy that prioritizes the valuation techniques and creates the following three broad levels, with Level 1 valuation being the highest priority:

Level 1 valuation inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date (e.g., equity securities traded on the New York Stock Exchange).

Level 2 valuation inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted market prices of similar assets or liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active).

Level 3 valuation inputs are unobservable (e.g., an entity's own data) and should be used to measure fair value to the extent that observable inputs are not available.

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded that the Company has access to.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price.

Carrying amounts in the consolidated balance sheet approximate fair value for cash and cash equivalents, restricted cash, and tenant security deposits due to their high liquidity.

Investment income (loss) for the years ended July 31, 2025 and 2024 consists of the following:

	2025	2024
Dividend and interest income	$ 26,836	$ 87,922
Net realized gain on sale of marketable securities	—	124,907
Total	$ 26,836	$ 212,829

3. MORTGAGES PAYABLE:

	Current Annual Interest Rate	Final Payment Date	Years Ended July 31,	
			2025	2024
Bond St. building, Brooklyn, NY (1).	4.375%	12/1/2024	$ —	$ 497,045
Fishkill building (2)	3.980%	4/1/2040	3,235,561	3,393,720
Deferred financing costs			—	(16,519)
Net			$3,235,561	$3,874,246

(1) In November 2019, the Company refinanced the remaining balance of a $6,000,000, 3.54% interest rate loan with another bank for $5,255,920 plus an additional $144,080 for a total of $5,400,000. The interest rate on the new loan is fixed at 4.375%. The loan was self-liquidating over a period of five years and was secured by the Nine Bond Street land and building in Brooklyn, New York. This loan was paid off in December 2024.

(2) In March 2020, the Company obtained a loan with a bank in the amount of $4,000,000 to finance renovations and brokerage commissions relating to space leased to a community college at the Fishkill, New York building. The loan is secured by the Fishkill, New York land and building; amortized over a 20-year period with an interest rate of 3.98%. Effective any time after

April 1, 2025 through April 1, 2040, the bank may demand a balloon payment for the full amount outstanding. Although the interest rate is currently favorable, the company may choose to refinance the mortgage after April 1, 2025; however, the bank is under no obligation to refinance if or when the balloon payment comes due upon demand.

Expenditures for additions and major renewals or improvements are capitalized along with the associated interest cost during construction. Interest expense, net of capitalized interest follows:

	Year Ended July 31	
	2025	2024
Interest expense	$(152,009)	$(221,902)
Capitalized interest	84,265	85,610
Interest expense, net of capitalized interest	$ (67,744)	$(136,292)

Maturities of long-term mortgages outstanding at July 31, 2025 based on the contractual payment dates, are as follows:

Fiscal Year:	Amount
*2026.	$ 164,570
2027.	171,241
2028.	178,182
2029.	185,404
2030.	192,920
After 2030.	2,343,244
Total	$3,235,561

* Contractual payments do not include balloon payment disclosed in (2) above. As of October 23, 2025, the bank has not communicated any intent to accelerate repayment.

The carrying value of the property collateralizing the above debt is $13,377,697 at July 31, 2025.

4. OPERATING LEASES:

Lessor

The Company leases office and retail space to tenants under operating leases in commercial buildings. The rental terms range from approximately 5 to 49 years. The leases provide for the payment of fixed base rent payable monthly in advance as well as reimbursements of real estate taxes and common area costs. The Company has elected to account for lease revenues and the reimbursements of common area costs as a single component included as rental income in our consolidated statements of operations.

The following table disaggregates the Company's revenues by lease and non-lease components:

	Years Ended July 31,	
	2025	2024
Base rent – fixed	$20,441,035	$19,762,211
Reimbursements of common area costs	740,924	771,496
Non-lease components (real estate taxes)	1,287,751	1,059,557
Rental income	$22,469,710	$21,593,264

	Years Ended July 31,	
	2025	2024
Base rent – fixed		
Company owned property	$13,802,232	$13,107,528
Leased property	6,638,803	6,654,683
	20,441,035	19,762,211
Reimbursements of common area costs & Non lease components (real estate taxes)		
Company owned property	1,200,313	1,127,841
Leased property	828,362	703,212
	2,028,675	1,831,053
Total	$22,469,710	$21,593,264

11

Future minimum non-cancelable rental income for leases with initial or remaining terms of one year or more is as follows:

Year Ended July 31,	Company Owned Property	Leased Property	Total
2026.	$ 9,532,921	$ 5,083,766	$14,616,687
2027.	8,331,404	4,569,993	12,901,397
2028.	7,574,026	4,524,742	12,098,768
2029.	7,002,009	3,700,356	10,702,365
2030.	5,205,610	2,278,442	7,484,052
After 2030.	17,326,624	8,018,576	25,345,200
Total	$54,972,594	$28,175,875	$83,148,469

Lessee

The Company's real estate operations include leased properties under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2073, including options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements.

Sublease rental income from the Company's real estate operations for leased real property exceeded operating lease costs as follows:

	Years Ended July 31,	
	2025	2024
Sublease income	$ 7,467,165	$ 7,357,895
Operating lease cost	(2,997,462)	(2,996,055)
Excess of sublease income over lease cost	$ 4,469,703	$ 4,361,840

	Years Ended July 31,	
	2025	2024
Other information:		
Operating cash flows from operating leases	$ 2,167,284	$ 2,150,129

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of July 31, 2025:

Year ended July 31	Operating Leases
2026.	$ 2,237,257
2027.	2,328,731
2028.	2,349,076
2029.	2,370,098
2030.	2,293,975
Thereafter	19,368,853
Total undiscounted cash flows	30,947,990
Less: present value discount	(6,913,321)
Total Lease Liabilities.	$24,034,669

As of July 31, 2025, our operating leases had a weighted average remaining lease term of 15.20 years and a weighted average discount rate of 3.62%.

5. INCOME TAX:

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was signed into law in the United States. The OBBBA includes changes to U.S. tax law that will be applicable to the Company's tax year ending July 31, 2025. These changes, among others, include provisions allowing accelerated tax deductions for qualified property.

Staff Accounting Bulletin 118 ("SAB 118") expresses views of the SEC regarding ASC Topic 740, Income Taxes ("ASC 740"), in the reporting period that includes the enactment date of changes in tax laws. The SEC staff issuing SAB 118 (the "Staff) recognized that a registrant's review of certain income tax effects of a tax act may be incomplete at the time financial statements are issued for the reporting period that includes the enactment date. The Company has recorded all known and estimable impacts of the OBBBA that are effective for the fiscal year ended July 31, 2025. Any future adjustments to the provisional numbers will be recorded as discrete adjustments to income tax expense in the period in which those adjustments become estimable and/or are finalized.

In accordance with SAB 118, the provision estimates recorded represent reasonable estimates of the effects of the Tax Act for which the analysis is not yet complete. As the Company completes its analysis of the effects of the tax act, including performing and refining calculations and obtaining additional guidance from such standard setting and regulatory bodies as the US Internal Revenue Services, US Treasury Department and FASB, among others, it may record adjustments to the provisional estimates. The Company expects to finalize its provisional estimates at the earlier of the time it files its US federal income tax return for the fiscal year ended July 31, 2025 or the end of the measurement period provided for under SAB 118, which is December 31, 2025.

Income taxes provided for the years ended July 31, 2025 and 2024 consist of the following:

	2025	2024
Current:		
Federal	$ —	$ —
Deferred taxes (benefit):		
Federal	(27,000)	(90,000)
State	(32,000)	(47,000)
Income tax provision (benefit)	$ (59,000)	$(137,000)

Taxes provided for the years ended July 31, 2025 and 2024 differ from amounts which would result from applying the federal statutory tax rate to pre-tax income, as follows:

	2025	2024
Loss before income taxes	$(195,240)	$ (543,568)
Other-net	1,250	(15,521)
Adjusted pre-tax loss	$(193,990)	$ (559,089)
Statutory rate	21.00%	21.00%
Income tax provision (benefit) at statutory rate	$ (40,738)	$ (117,409)
State deferred income taxes (benefit)	(32,000)	(47,000)
Other-net	13,738	27,409
Income tax provision (benefit)	$ (59,000)	$ (137,000)

The Company has a federal net operating loss carryforward approximating $11,187,000 and $10,173,000 as of July 31, 2025 and July 31, 2024, respectively, available to offset future taxable income. As of July 31, 2025 and 2024, the Company had unused net operating loss carryforwards of approximately $16,317,000 and $14,290,000 for state, respectively. As of July 31, 2025 and 2024, the Company had unused net operating loss carryforwards of approximately $10,218,000 for city, available to offset future taxable income. The net operating loss carryforwards will begin to expire, if not used, in 2035.

New York State and New York City taxes are calculated using the higher of taxes based on income or the respective capital based franchise taxes. Beginning with the Company's tax year ended July 31, 2027, changes in the law require the state capital based tax will be phased out. New York City taxes will be based on capital for the foreseeable future. Capital-based franchise taxes are recorded to administrative and general expense. State tax amounts in excess of the capital-based franchise taxes are recorded to income tax expenses. Due to both the application of the capital-based tax and due to the possible absence of city taxable income, the Company does not record city deferred taxes.

Generally, tax returns filed are subject to audit for three years by the appropriate taxing jurisdictions. The statute of limitations in each of the state jurisdictions in which the Company operates remain open until the years are settled for federal income tax purposes, at which time amended state income tax returns reflecting all federal income tax adjustments are filed. In July 2024, the Internal Revenue Service (IRS) initiated a one-year examination of the tax year ending July 31, 2022. Subsequent year(s) may also be subject to examination depending upon the outcome of the current examination. This audit of the tax year ending July 31, 2022 is now closed by the IRS with no findings and no impact on the consolidated financial statements.

Significant components of the Company's deferred tax assets and liabilities as of July 31, 2025 and 2024 are a result of temporary differences related to the items described as follows:

	2025		2024	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Rental income received in advance	$ 307,589	$ —	$ 180,818	$ —
Operating lease liabilities	6,652,796	—	7,005,732	—
Federal net operating loss carryforward	2,349,275	—	2,136,250	—
State net operating loss carryforward	1,090,007	—	954,564	—
Unbilled receivables	—	992,766	—	839,286
Property and equipment	—	6,057,908	—	5,569,384
Unrealized loss on marketable securities	—	—	—	—
Operating lease right-of-use assets	—	7,408,326	—	7,990,330
Other	25,333	—	28,636	—
	$10,425,000	$14,459,000	$10,306,000	$14,399,000
Net deferred tax liability		$ 4,034,000		$ 4,093,000

Management periodically assesses the realization of its net deferred tax assets by evaluating all available evidence, both positive and negative, associated with the Company and determining whether, based on the weight of that associated evidence, a valuation allowance for the deferred tax assets is needed. Based on this analysis, management has determined that it is more likely than not that future taxable income will be sufficient to fully utilize the federal and state deferred tax assets at July 31, 2025.

Components of the deferred tax provision (benefit) for the years ended July 31, 2025 and 2024 consist of the following:

	2025	2024
Book depreciation exceeding tax depreciation	$ 487,700	$ 504,386
Reserve for bad debts	5,673	61,355
Lease expense per book in excess of cash paid	(229,069)	(233,818)
Federal net operating loss carryforward	(213,025)	(206,360)
State net operating loss carryforward	(135,443)	(124,894)
Rental income received in advance	(126,771)	(29,954)
Unbilled receivables	153,480	109,911
Other	(1,545)	(217,626)
	$ (59,000)	$ (137,000)

6. EMPLOYEES' RETIREMENT PLANS:

The Company sponsors a non-contributory Money Purchase Plan covering substantially all of its non-union employees. Operations were charged $442,666 and $493,263 as contributions to the Plan for fiscal years 2025 and 2024, respectively.

MULTI-EMPLOYER PLAN:

The Company contributes to a union sponsored multi-employer pension plan covering its union employees. The Company contributions to the pension plan for the years ended July 31, 2025 and 2024 were $89,396 and $94,110, respectively. Contributions and costs are determined in accordance with the provisions of negotiated labor contracts or terms of the plan. The Company also contributes to a union sponsored health benefit plan.

CONTINGENT LIABILITY FOR PENSION PLANS:

Information as to the Company's portion of accumulated plan benefits and plan assets is not reported separately by the pension plan. Under the Employee Retirement Income Security Act, upon withdrawal from a multi-employer benefit plan, an employer is required to continue to pay its proportionate share of the plan's unfunded vested benefits, if any. Any liability under this provision cannot be determined: however, the Company has not made a decision to withdraw from the plan.

Information for contributing employer's participation in the multi-employer plan:

	United Food and Commercial Workers
Legal name of Plan	Local 888 Pension Fund
Employer identification number:	13-6367793
Plan number:	001
Date of most recent Form 5500:	December 31, 2024
Certified zone status:	Critical and declining status
Status determination date:	January 1, 2024
Plan used extended amortization provisions in status calculation:	Yes
Minimum required contribution:	Yes
Employer contributing greater than 5% of Plan contributions for year ended December 31, 2023:	Yes
Rehabilitation plan implemented:	Yes
Employer subject to surcharge:	Yes
Contract expiration date:	November 30, 2025

Under the pension fund's rehabilitation plan expiring November 30, 2025, the Company agreed to pay a minimum contribution rate equal to 20.50% of each covered employee's pay. The contract also covers rates of pay, hours of employment and other conditions of employment for approximately 21% of the Company's 28 employees. The Company considers that its labor relations with its employees and union are good.

7. CASH FLOW INFORMATION:

For purposes of reporting cash flows, the Company considers cash equivalents to consist of short-term highly liquid investments with maturities of three months or less, which are readily convertible into cash. The following is a reconciliation of the Company's cash and cash equivalents and restricted cash to the total presented on the consolidated statements of cash flows:

	July 31	
	2025	2024
Cash and cash equivalents	$ 748,597	$1,243,977
Restricted cash, tenant security deposits	938,342	938,580
Restricted cash, escrow	71,806	71,784
Restricted cash, other	—	31,260
	$1,758,745	$2,285,601

Amounts in restricted cash primarily consist of cash held in bank accounts for tenant security deposits, amounts set aside in accordance with certain loan agreements, and security deposits with landlords and utility companies.

Supplemental disclosure:

	July 31,	
	2025	2024
Cash Flow Information		
Interest paid, net of capitalized interest of $84,265 (2025), and $85,610 (2024)	$ 70,141	$ 141,975
Income tax (refunded)	—	—

8. CREDIT RISK CONCENTRATIONS:

Financial instruments that are potentially subject to concentrations of credit risk consist principally of restricted cash, cash and cash equivalents, and receivables. Restricted cash, cash and cash equivalents are placed with multiple financial institutions to minimize risk. No assurance can be made that such financial institutions and instruments will minimize all such risk.

As of July 31, 2025, and July 31, 2024, respectively, three tenants accounted for approximately 54.96% and 51.45% of receivables. During the years ended July 31, 2025 and 2024, respectively, two tenants accounted for 26.86% and 27.54% of total rental revenue.

9. DEFERRED CHARGES:

Deferred charges for the fiscal years ended July 31, 2025 and 2024 consist of the following:

	July 31, 2025		July 31, 2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Leasing brokerage commissions	$6,463,376	$3,000,205	$6,350,308	$2,794,954
Deferred Mortgage Placement Cost	35,000	—	—	—
Professional fees for leasing	81,826	62,180	81,826	56,595
Total	$6,580,202	$3,062,385	$6,432,134	$2,851,549

The aggregate amortization expense for the periods ended July 31, 2025 and July 31, 2024 were $506,044, and $502,829, respectively.

The weighted average life of current year additions to deferred charges was approximately ten years.

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Year Ended July 31	Amortization
2026	$506,404
2027	$457,859
2028	$449,443
2029	$410,331
2030	$314,668

10. RELATED PARTY TRANSACTIONS:

The Company has three operating leases with Landlord, an affiliated company, principally owned by the Chairman of the Board of Directors of both the Company and Landlord. One lease is for building, improvements, and land located at Jamaica Avenue at 169th Street, Jamaica, New York. Another lease is for premises located at 504-506 Fulton Street, Brooklyn, New York.

In December 2024, Landlord purchased the 508 Fulton Street property, including an existing lease, from another landlord who owned 25% of the property. Starting in January 2025, J.W. Mays began making rent payments to Landlord with no other changes to the existing lease

Rent payments and expense relating to these three operating leases with Landlord follow:

	Rent Payments Year Ended July 31		Rent Expense Year Ended July 31	
Property	2025	2024	2025	2024
Jamaica Avenue at 169th Street	$ 625,000	$625,000	$1,150,682	$1,150,682
504-506 Fulton Street	362,250	362,250	381,195	381,195
508 Fulton Street	33,269	—	42,408	—
Total	$1,020,519	$987,250	$1,574,285	$1,531,877

The following summarizes assets and liabilities related to these three leases:

	Right-Of-Use Assets July 31		Liabilities July 31		
Property	2025	2024	2025	2024	Expiration Date
Jamaica Avenue at 169th Street	$ 9,749,817	$10,600,247	$4,580,611	$4,905,360	**May 31, 2035**
504-506 Fulton Street	1,891,731	2,167,727	2,054,487	2,311,539	**April 30, 2031**
508 Fulton Street	1,018,186	—	1,224,672	—	**April 30, 2044**
Total	$12,659,734	$12,767,974	$7,859,770	$7,216,899	

Upon termination of the Jamaica, New York lease, currently in 2035, all premises included in operating lease right-of-use assets plus leasehold improvements will be turned over to the Landlord.

11. CAPITALIZATION:

The Company is capitalized entirely through common stock with identical voting rights and rights to liquidation. Treasury stock is recorded at cost and consists of 162,517 shares at July 31, 2025 and July 31, 2024.

12. CONTINGENCIES:

The Company is subject to various legal proceedings, claims, and litigation arising in the ordinary course of business operations. These matters include, but are not limited to, contractual disputes, third party slip and fall or personal injury claims which are typically handled by insurance counsel. It is the opinion of management that the resolution of these matters will not have a material adverse effect on the Company's Consolidated Financial Statements.

If the Company sells, transfers, disposes of or demolishes 25 Elm Place, Brooklyn, New York, then the Company may be liable to create a condominium unit for the loading dock. The necessity of creating the condominium unit and the cost of such condominium unit cannot be determined at this time.

J.W. MAYS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
July 31, 2025

Col. A	Col. B	Col. C		Col. D		Col. E			Col. F	Col. G	Col. H	Col. I
		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Gross Amount at Which Carried At Close of Period						
Description	Encumbrances	Land	Building & Improvements	Improvements	Carried Cost	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
Office and Rental Buildings												
Brooklyn, New York												
Fulton Street at Bond Street	$ —	$3,901,349	$ 7,403,468	$26,988,918	$—	$3,901,349	$34,392,386	$38,293,735	$17,805,206	Various	Various	(1)(2)
Jamaica, New York Jamaica												
Avenue at 169th Street	—	—	—	2,549,190	—	—	2,549,190	2,549,190	255,146	1959	1959	(3)
Fishkill, New York Route 9 at												
Interstate Highway 84	3,235,561	594,723	7,212,116	16,784,987	—	594,723	23,997,103	24,591,826	11,214,129	10/74	11/72	(1)
Brooklyn, New York Jowein												
Building Fulton Street and												
Elm Place	—	1,324,957	728,327	17,825,397	—	1,324,957	18,553,724	19,878,681	8,480,642	1915	1950	(1)(2)
Levittown, New York												
Hempstead Turnpike	—	125,927	—	—	—	125,927	—	125,927	—	4/69	6/62	(1)
Circleville, Ohio Tarlton Road	—	120,849	4,388,456	113,620	—	120,849	4,502,076	4,622,925	3,589,395	9/92	12/92	(1)
Total(A)	$3,235,561	$6,067,805	$19,732,367	$64,262,112	$—	$6,067,805	$83,994,479	$90,062,284	$41,344,518			

(1) Building and improvements 18–40 years

(2) Improvements to leased property 3–40 years

(3) Upon lease termination in 2040, the building and all improvements will be turned over to the landlord as property owner (See Notes 1 and 10 to the Accompanying Consolidated Financial Statements). Leasehold improvements are amortized over the life of the lease.

(A) Does not include Office Furniture and Equipment and Transportation Equipment in the amount of $295,156 and Accumulated Depreciation thereon of $258,871 at July 31, 2025.

	Year Ended July 31, 2025	Year Ended July 31, 2024
Investment in Real Estate		
Balance at Beginning of Year	$87,669,998	$85,185,857
Improvements	2,392,286	2,484,141
Retirements	—	—
Balance at End of Year	$90,062,284	$87,669,998
Accumulated Depreciation		
Balance at Beginning of Year	$39,574,021	$37,885,631
Additions Charged to Costs and Expenses	1,770,497	1,688,390
Retirements	—	—
Balance at End of Year	$41,344,518	$39,574,021

18

J.W. MAYS, INC.

REPORT OF MANAGEMENT

Management is responsible for the preparation and reliability of the financial statements and the other financial information in this Annual Report. Management has established systems of internal control over financial reporting designed to provide reasonable assurance that the financial records used for preparing financial statements are reliable and reflect the transactions of the Company and that established policies and procedures are carefully followed. The Company reviews, modifies and improves its system of internal controls in response to changes in operations.

The Board of Directors, acting through the Audit Committee, which is comprised solely of independent directors who are not employees of the Company, oversees the financial reporting process. The financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America and include amounts based on judgments and estimates made by management. Actual results could differ from estimated amounts.

To ensure complete independence, Prager Metis CPAs, LLC, the independent registered public accounting firm, has full and free access to meet with the Audit Committee, without management representatives present, to discuss results of the audit, the adequacy of internal controls and the quality of financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
J.W. Mays, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of J.W. Mays, Inc. (the "Company") as of July 31, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders equity and cash flows for the years ended July 31, 2025 and 2024, and related notes and financial statement schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended July 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Valuation of Impairment of Properties

Critical Audit Matter Description

As described in Note 1 to the financial statements, the Company reviews its owned and leased property for potential impairment when certain events or changes in circumstances indicate the carrying amount may not be recoverable. Those events and circumstances include, but are not limited to, significant changes in real estate market conditions, estimated residual values, and an expectation to sell assets before the end of the previously estimated life. In evaluating property and equipment for indicators of impairment, management considers undiscounted future cash flows, including the residual value of the real estate, with the carrying amount of the individual asset. Considering estimated future cash flows requires management to make assumptions about the probabilities of various outcomes relating to market conditions, estimated holding periods, capitalization rates, and potential proceeds if a property was sold. We identified the evaluation of impairment of properties as a critical audit matter.

The principal consideration for our determination that the evaluation of impairment was a critical audit matter was a higher risk of estimation uncertainty due to sensitivity of management judgments not only regarding indicators of impairment but also regarding estimates and assumptions utilized in considering cash flows for cost recoverability and making fair value measurements.

How the Critical Audit Matter was addressed in Our Audit

Our audit procedures related to the evaluation of impairment included the following, among others. We obtained an understanding of the relevant controls over management's evaluation of potential property impairments, such as controls over the Company's monitoring of the property, controls over the Company's consideration of future cash flows, and controls over the Company's estimates of fair value. In consideration of impairment indicator criteria established in management's accounting policies over impairment, we evaluated the completeness of the population of properties requiring further analysis. We examined and evaluated the Company's undiscounted cash flows and estimates of fair value over properties identified for potential impairment. We evaluated the reasonableness of the methods and significant assumptions used, including probabilities of outcomes, holding periods, capitalization rates, and potential proceeds if a property was sold. We evaluated these items in comparison with historical performance of the impacted properties and with comparable observable market data. Our assessment included evaluation of these assumptions, and we considered whether such assumptions were consistent with evidence obtained in other areas of the audit.

/s/ Prager Metis CPAs, LLC

We have served as the Company's auditor since 2020.

Hackensack, New Jersey
October 22, 2025
PCAOB ID Number 273

J.W. MAYS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes thereto contained in this report. In this discussion, the words "Company", "we", "our" and "us" refer to J.W. Mays, Inc. and subsidiaries.

FORWARD LOOKING STATEMENTS

The following can be interpreted as including forward-looking statements under the Private Securities Litigation Reform Act of 1995. The words "outlook", "intend", "plans", "efforts", "anticipates", "believes", "expects" or words of similar import typically identify such statements. Various important factors that could cause actual results to differ materially from those expressed in the forward-looking statements are identified under the heading "Cautionary Statement Regarding Forward-Looking Statements" below. Our actual results may vary significantly from the results contemplated by these forward-looking statements based on a number of factors including, but not limited to, availability of labor, marketing success, competitive conditions and the change in economic conditions of the various markets we serve.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are defined as those most important to the portrayal of a company's financial condition and results and require the most difficult, subjective or complex judgments. We believe the critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates are based on historical experience, where applicable or other assumptions that management believes are reasonable under the circumstances. We have identified the policies described below as our critical accounting policies. Actual results may differ from these estimates under different assumptions and conditions.

Impairment

The Company periodically reviews owned and leased properties, including related long lived assets and depreciable lives, for indicators of impairment that imply the carrying amount of assets may not be recoverable through operations plus estimated disposition proceeds. Such indicators of impairment include, but are not limited to, significant changes in real estate market conditions resulting in decreases in estimated fair values of properties or assets, changes in business conditions in the industries in which our tenants operate, and other significant or unusual events or circumstances which may occur from time to time.

If indicators of impairment existed, the carrying value of the property would be written down to its estimated fair value based on our best estimate of the property's discounted future cash flows.

As of July 31, 2025 and 2024, the Company has determined there was no impairment of its owned and leased properties, and the related carrying values, including depreciable lives.

FISCAL 2025 COMPARED TO FISCAL 2024

Net loss for the year ended July 31, 2025 amounted to $(136,240) or $(.07) per share, compared to net loss for the year ended July 31, 2024 of $(406,568) or $(.20) per share primarily due to an increase in rental income, decreases in administrative and general expenses, and interest expense; partially offset by an increase in real estate operating expenses.

Revenues in the current year increased to $22,469,710 from $21,593,264 in the comparable 2024 year primarily due to rent increases from existing tenants and new leases from several new tenants; partially offset by loss of a few tenants.

Real estate operating expenses in the current year increased to $15,655,276 from $15,151,406 in the comparable 2024 year primarily due to increases in real estate taxes, insurance expense, and maintenance expense; partially offset by a decrease in employee payroll cost.

Administrative and general expenses in the current year decreased to $5,168,751 from $5,336,672 in the comparable 2024 year primarily due to reductions in executive payroll and benefit costs; partially offset by an increase in legal and professional fees, and bad debts expense.

Depreciation expense in the current year increased to $1,800,015 from $1,725,291 in the comparable 2024 year primarily due to tenant improvements placed in service at various buildings.

Other income (loss) decreased to $(40,908) in the current year from $76,537 in the comparable 2024 year primarily due to a net realized gain on the sale of all the Company's marketable securities in 2024; partially offset by a reduction in interest expense for 2025.

LIQUIDITY AND CAPITAL RESOURCES

Commercial Leasing Activities

In August 2024, a tenant extended its lease through June 30, 2025 with the same terms for 10,569 square feet at the Company's Jowein building in Brooklyn, New York.

In August 2024, the Company leased 2,051 square feet to an office tenant at the Company's Jamaica, New York premises for ten years, with five separate one year renewal options. Monthly rent of approximately $5,500, with annual increases, commenced January 1, 2025. The Company's costs of renovations were approximately $503,088, of which $235,000 will be reimbursed by the tenant, as additional lease revenue.

In August 2024, a tenant who occupies warehouse space at the Company's building in Circleville, Ohio, extended its lease from May 31, 2026 for additional three years to May 31, 2029. Effective November 1, 2024, the size of the leased premises expanded by 84,000 feet, including space previously leased by another tenant whose lease expired October 31, 2024. After the lease expansion, annual base rent for the warehouse space is $877,440 per annum with increases annually. Brokerage commissions were $106,867.

Effective October 1, 2024, the Company leased approximately 12,500 square feet at the Company's Fishkill, New York building for use as storage space for three months expiring December 31, 2024. Total rent of $61,219 was prepaid at lease commencement and was amortized as revenue over the term of the lease.

In November 2024, a tenant who occupies 700 square feet at the Company's 9 Bond Street building in Brooklyn, New York agreed to expand their space to include an additional 130 square feet for increased rent of $2,400 annually through lease expiration on April 30, 2026.

In November 2024, the Company leased 305 square feet of office space at the Company's Jowein building in Brooklyn, New York for two years at an annual rent of $7,320.

In November 2024, a tenant who occupies 5,800 square feet at the Company's Jowein building in Brooklyn, New York agreed to rent an additional 3,920 square feet of office space for increased rent of $12,087 a month.

In December 2024, Weinstein Enterprises, Inc. ("Landlord"), an affiliated entity, principally owned by the Chairman of the Board of Directors of both the Company and Landlord purchased 25% of the 508 Fulton Street property including an existing lease, from another landlord. Starting in January 2025, the Company began making rent payments to Landlord with no other changes to the existing lease.

In January and August 2025, a tenant at the Company's 9 Bond Street building in Brooklyn, New York was given two six month rent concessions of $25,000 per month from February to July 2025, and $40,000 per month from August 2025 to January 2026, respectively. The January 2025 agreement also included a deferral of $54,825 of a receivable to be paid in three equal installments from February to April 2025.

In February 2025, a tenant occupying 160 square feet at the Company's Jamaica, New York premises, agreed to extend their lease to January 2030, with a yearly rent of $24,000.

Effective March 1, 2025, a tenant occupying 1,600 square feet at the Company's 9 Bond Street building in Brooklyn, New York agreed to terminate their lease. Loss of rent will approximate $120,000 per annum.

In March 2025, a tenant who occupies 9,720 square feet at the Company's Jowein building in Brooklyn, New York exercised their first of three six month extensions to February 2026, with a monthly rent of $30,869.

In March 2025, the Company leased 6,761 square feet of office space at the Company's Jamaica, New York premises, for fifteen years at an annual rent of $135,220 with yearly rent escalation, effective August 2025. Brokerage commissions were $137,180.

In April 2025, the Company leased 2,800 square feet of office space at the Company's 9 Bond Street building in Brooklyn, New York for ten years at an annual rent of $216,000 with increases annually. Rent commencement is October 2025. Brokerage commissions were $134,987.

In May 2025, a tenant who occupies 17,364 and 5,640 square feet of space at the Company's Jowein building in Brooklyn, New York provided notice they would not be renewing their leases which end on June 30, 2025 and January 19, 2026, respectively. The loss of rental income from the combined leases is approximately $885,000 per annum.

In May 2025, a tenant occupying 3,080 square feet at the Company's 9 Bond Street building in Brooklyn, New York provided notice they would not be renewing their lease which ends on June 30, 2025. The loss of rental income is approximately $142,000 per annum.

In May 2025, a tenant extended its lease through September 30, 2025 with the same terms for 10,569 square feet at the Company's Jowein building in Brooklyn, New York.

In June 2025, a tenant occupying 2,000 square feet at the Company's Jamaica, New York premises provided notice they would be vacating the space effective July 30, 2025. The loss of rental income is approximately $64,000 per annum.

In July 2025, the Company leased 1,800 square feet of office space at the Company's Jowein building in Brooklyn, New York on a month-to-month basis. Monthly rent will be $6,766.

In August 2025, the Company leased 20,000 square feet of retail space at the Company's Massapequa building in Long Island, New York for five years. Monthly rent is $4,500 and increases to $5,500 after the first year. Brokerage commissions were $14,355.

In August 2025, the Company leased 5,500 square feet of retail space at the Company's Jowein building in Brooklyn, New York. Monthly rent is $15,000 with annual rent increases. Brokerage commissions were $73,487.

In August 2025, the Company exercised the second of four five-year option periods with its landlord to extend the Jamaica Avenue at 169th Street, Jamaica, New York property lease beyond May 31, 2035 for a total of five years through May 31, 2040.

In October 2025, a tenant who occupies 31,438 square feet at the Company's Jowein building in Brooklyn, New York extended their lease from May 2026 to October 2026, and was given a rent concession effective November 2025 to October 2026.

Cash Flows:

The following table summarizes our cash flow activity for the fiscal years ended July 31, 2025 and 2024:

	2025	2024
Net cash provided by operating activities	$ 2,520,634	$ 1,434,730
Net cash (used) by investing activities	(2,392,286)	(58,793)
Net cash (used) by financing activities	(655,204)	(1,308,071)

Cash Flows From Operating Activities

Deferred Expenses: The Company incurred $408,276 for brokerage commissions during the year ended July 31, 2025. Commissions due were for one new tenant and one tenant renewal at the Company's Jamaica, New York property, one tenant renewal at the Jowein building in Brooklyn, New York, one new tenant at the 9 Bond Street building in Brooklyn, New York, and one tenant's continuance at the Circleville, Ohio property.

Accounts Payable and Accrued Expenses: The Company had a balance due on July 31, 2025 for brokerage commissions of $444,705.

Cash Flows From Investing Activities

All of the Company's marketable securities were sold in May 2024. Net realized gain on sale of marketable securities for the year ended July 31, 2024, including liquidation of the remaining in May 2024, aggregated $124,907 with proceeds of $2,544,927.

During the year ended July 31, 2025, the Company had expenditures at its:

Fishkill, New York building of:

- $43,430 for elevators.

Bond Street building in Brooklyn, New York of:

- $100,928 for a new tenant improvements which was completed in September, 2024 for a total cost of $1,005,490.

- $157,454 for another new tenant's improvements as of July 31, 2025. Total improvements are expected to approximate $235,000 when complete.

Expenditures at the Company's Jowein building in Brooklyn, New York included:

- $76,456 for a boiler

- $153,573 for scaffolding relating to façade restoration

Costs incurred for tenant improvements at the Company's Jamaica, New York premises were:

- $1,860,445 for tenant improvements at the Company's Jamaica, New York premises. Total improvements for two tenants were $503,088 and $104,408 completed in January 2025 and July 2025 respectively. A total of $235,000 was reimbursed by one tenant. Improvements for a third tenant of approximately $1,252,949 were completed and placed in service August 2025.

Source of Funds; Cash Flows from Financing Activities; Company Indebtedness

The Company anticipates incurring an additional $13.4 million in capital expenditures over the next twelve months ending July 31, 2026, of which a major portion is pending financing. The Company's primary source of liquidity is 1) cash provided by operations, and 2) borrowings. Total liquidity as of July 31, 2025 consists of cash and cash equivalents of $748,597. Total liquidity includes proceeds from fixed rate borrowings as of July 31, 2025.

As of July 31, 2025, the Company's only mortgage with a bank had outstanding debt of approximately $3.2 million. While the loan has a stated maturity of April 1, 2040, the mortgage agreement provides the lender with an unconditional right to demand repayment in full at any time effective April 30, 2025 through final payment date of April 1, 2040. This mortgage balloon payment demand provision has a significant impact on our financial ratios and the perception of our short-term liquidity. As of this date of filing, the bank has not communicated any intent to accelerate repayment. The Company maintains a positive relationship with the bank and remains in full compliance with terms of the loan provisions. Although the interest rate is currently favorable, the Company may choose to refinance the mortgage after April 1, 2025, however, the bank is under no obligation to refinance if or when a balloon payment comes due upon demand.

Another mortgage with a bank was fully paid off on December 1, 2024.

For a more detailed description of the Company's indebtedness, see Note 3 - Mortgages Payable to the Consolidated Financial Statements contained in this 2025 Annual Report to Shareholders.

We believe our sources of liquidity described above will be sufficient to meet our obligations over the next 12 months.

The Company's ability to increase cash flows from operations, and to obtain additional sources of borrowings is dependent on many factors such as the continuously evolving local and macroeconomic commercial real estate markets, the effects of the overall economy, fluctuating interest rates, inflation, trends of office versus remote work practices, city and state regulations, and increasing real estate tax assessments. There is no assurance the Company will be successful in securing additional sources of financing when needed.

RELATED PARTY TRANSACTIONS:

The Company has three operating leases with Weinstein Enterprises, Inc. ("Landlord"), an affiliated company, principally owned by the Chairman of the Board of Directors of both the Company and Landlord. One lease is for building, improvements, and land located at Jamaica Avenue at 169th Street, Jamaica, New York. Another lease is for premises located at 504-506 Fulton Street, Brooklyn, New York.

In December 2024, Landlord purchased the 508 Fulton Street property, including an existing lease, from another landlord who owned 25% of the property. Starting in January 2025, J.W. Mays began making rent payments to Landlord with no other changes to the existing lease

Rent payments and expense relating to these three operating leases with Landlord follow:

Property	Rent Payments Year Ended July 31		Rent Expense Year Ended July 31	
	2025	2024	2025	2024
Jamaica Avenue at 169th Street	$ 625,000	$625,000	$1,150,682	$1,150,682
504-506 Fulton Street	362,250	362,250	381,195	381,195
508 Fulton Street	33,269	—	42,408	—
Total	$1,020,519	$987,250	$1,574,285	$1,531,877

The following summarizes assets and liabilities related to these three leases:

Property	Right-Of-Use Assets July 31		Liabilities July 31		Expiration Date
	2025	2024	2025	2024	
Jamaica Avenue at 169th Street	$ 9,749,817	$10,600,247	$4,580,611	$4,905,360	**May 31, 2035**
504-506 Fulton Street	1,891,731	2,167,727	2,054,487	2,311,539	**April 30, 2031**
508 Fulton Street	1,018,186	—	1,224,672	—	**April 30, 2044**
Total	$12,659,734	$12,767,974	$7,859,770	$7,216,899	

Upon termination of the Jamaica, New York lease, currently in 2035, all premises included in operating lease right-of-use assets plus leasehold improvements will be turned over to the Landlord.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS:

This section, Management's Discussion and Analysis of Financial Condition and Results of Operations, other sections of the Annual Report on Form 10-K and this Annual Report to Shareholders and other reports and verbal statements made by our representatives from time to time may contain forward-looking statements that are based on our assumptions, expectations and projections about us and the real estate industry. These include statements regarding our expectations about revenues, our liquidity, or expenses and our continued growth, among others. Such forward-looking statements by their nature involve a degree of risk and uncertainty. We caution that a variety of factors, including but not limited to the factors described under Item 1A, "Risk Factors" in our Form 10-K for the fiscal year ended July 31, 2025 and the following, could cause business conditions and our results to differ materially from what is contained in forward-looking statements:

- changes in the rate of economic growth, and interest rates both nationally and locally;
- existing indebtedness, including the potential for accelerated maturities;
- the ability to obtain additional financing at reasonable costs and interest rates;
- changes in the financial condition of our customers;
- changes in the regulatory environment and particularly burdens of increasing local, state, and federal requirements and taxes;
- lease cancellations and particularly loss of key tenants;
- changes in our estimates of costs;
- loss of key personnel;
- war and/or terrorist attacks could significantly impact buildings leased to tenants;
- the continued availability of insurance for various policies at reasonable rates;
- outcomes of pending and future litigation;
- increasing competition by other companies;
- compliance with our loan covenants;
- climate change;
- recoverability of claims against our customers and others by us and claims by third parties against us;
- changes in estimates used in our critical accounting policies;
- cybersecurity threats or incidents; and
- pandemics and the related trends of office versus remote work practices.

Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in proxy statements, Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K filed with the U. S. Securities and Exchange Commission.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no disagreements between the Company and its accountants relating to accounting or financial disclosures.

CONTROLS AND PROCEDURES:

The Company's management reviewed the Company's internal controls and procedures and the effectiveness of these controls. As of July 31, 2025, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in its periodic SEC filings.

There was no change in the Company's internal controls over financial reporting or in other factors during the Company's last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

COMMON STOCK INFORMATION:

Effective November 8, 1999, the Company's common stock commenced trading on The Nasdaq Capital Market tier of The Nasdaq Stock Market under the Symbol: "Mays". Such shares were previously traded on The Nasdaq National Market. Effective August 1, 2006, NASDAQ became operational as an exchange in NASDAQ-Listed Securities. It is now known as The NASDAQ Stock Market LLC.

On September 2, 2025, the Company had approximately 500 shareholders of record.

J.W. MAYS, INC.

OFFICERS

Lloyd J. Shulman	Chairman of the Board, Chief Executive Officer and President
Ward N. Lyke, Jr[5]	Vice President, Chief Financial Officer and Treasurer
George Silva	Vice President-Operations
Salvatore Cappuzzo	Secretary

BOARD OF DIRECTORS

Jennifer L. Caruso[3]	Practicing Attorney
Robert L. Ecker[2,3,4,6]	Partner in the law firm of Ecker, Ecker & Associates, LLP
Steven Gurney-Goldman[2,3]	Solil Management, LLC
Mark S. Greenblatt[3,5]	Retired Vice President, Chief Financial Officer and Treasurer, J.W. Mays, Inc.
Melinda L. Koster[2,3,4,6]	Practicing Attorney
Dean L. Ryder[1,2,3,4,6]	President, Putnam County National Bank
Lloyd J. Shulman[1,3]	Chairman of the Board, Chief Executive Officer and President, J.W. Mays, Inc.

Committee Assignments Key:

[1]   Member of Executive Committee

[2]   Member of Audit Committee

[3]   Member of Investment Advisory Committee

[4]   Member of Compensation Committee

[5]   Member of Disclosure Committee

[6]   Member of Governance and Nominating Committee

FORM 10-K ANNUAL REPORT

Copies of the Company's Form 10-K Annual Report to the U. S. Securities and Exchange Commission for the fiscal year ended July 31, 2025 will be furnished without charge to shareholders upon written request to:

Secretary, J.W. Mays, Inc.
9 Bond Street
Brooklyn, New York 11201-5805.

Copies of the Notice of Meeting, Proxy Statement, Proxy Card and Annual Report to Shareholders are available at: **http://www.astproxyportal.com/ast/03443**

EXHIBIT 19

EXHIBIT 19

J.W. MAYS, INC.

INSIDER TRADING POLICY

Effective as of June 3, 2025

BACKGROUND

The board of directors of J.W. Mays, Inc. (the "***Company***") has adopted this Insider Trading Policy (this "***Policy***") for directors, officers, and employees of the Company and its subsidiaries with respect to the trading of the Company's securities, as well as the securities of publicly-traded companies with whom we have a business relationship.

Federal and state securities laws prohibit the purchase or sale of a company's securities by persons who are aware of material nonpublic information about that company or its securities. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company's reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have any questions regarding this Policy, please contact the Company's Chief Financial Officer.

SCOPE OF POLICY

Persons Covered. As a director, officer, or employee of the Company or its subsidiaries, this Policy applies to you. The restrictions that apply to you also apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). This Policy does not, however, apply to personal securities transactions by the foregoing individuals (family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control) where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or any of the foregoing individuals.

In addition, this Policy applies to any entities that you influence or control (including corporations, limited liability companies, partnerships or trusts). For entities that are venture or similar investment funds, you have influence or control of the shares held by those funds if you can vote or dispose of them. Any transactions by entities that you have influence or control over should be treated for purposes of this Policy and applicable securities laws as if they were for your own account.

You are responsible for making sure that any transaction in a security by you, your family members, or by the persons or entities that you control or influence, as covered by this Policy, complies with this Policy.

Companies Covered. The prohibition on insider trading in this Policy is not limited to trading in the Company's securities. It includes trading in the securities of other firms about which you are in possession of material nonpublic information, such as customers or suppliers of the Company and those entities with which the Company may be negotiating material transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. "*Trading*" includes purchases and sales of stock, derivative securities such as put and call options, warrants and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). "*Trading*" also includes certain transactions under Company equity plans. Note that:

- *Stock Option Exercises.* This Policy's trading restrictions generally do not apply to the exercise and hold of shares purchased under a stock option. The trading restrictions do apply, however, to any market sale of the underlying stock, including through a cashless exercise of the option through a broker as this entails selling a portion of the underlying stock to cover the costs of exercise.

- This Policy's trading restrictions do not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of restricted stock. The Policy does apply, however, to any market sale of restricted stock.

- This Policy's trading restrictions generally do not apply to transactions under a pre-cleared Rule 10b5-1 plan or a pre-cleared non-Rule 10b5-1 trading arrangement as defined in Item 408(c) of Regulation S-K.

- In addition, bona fide gifts are not transactions subject to this Policy, unless (i) the person making the gift has reason to believe that the recipient intends to sell the Company securities while the donor is aware of material nonpublic information, or (ii) the person making the gift is subject to the trading restrictions described below under the section "Statement of Policy-Pre-Clearance Procedures."

STATEMENT OF POLICY

No Trading with Material Nonpublic Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company or its securities. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained in the course of your employment with the Company.

No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as "tipping," also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even if you did not trade and did not gain any monetary benefit from another's trading.

The following restrictions apply to all directors, officers and employees of the Company and its subsidiaries.

Quarterly Blackout Periods. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, all directors, officers and employees of the Company are prohibited from trading in the Company's securities during **quarterly blackout periods that begin on the fifteenth (15th) day of the last month of a fiscal quarter and end after the second full business day following the public release of the Company's earnings for that quarter.**

Event-Specific Blackouts. Individuals also may be prohibited from trading in the Company's securities during certain event-specific blackout periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers or other employees. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as any other persons the Company deems appropriate, may not trade in the Company's securities. The existence of an event-specific blackout generally will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company's securities during an event-specific blackout, the Company's Chief Financial Officer or his or her designee (the "*Compliance Officer*") may inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Compliance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Pre-Clearance Procedures. The Company's directors, officers and certain designated employees of the Company and its subsidiaries who have access to material nonpublic information about the Company ("*covered persons*") are subject to the following pre-clearance procedures. Covered persons, together with their family members and other members of their household, and any entities that a covered person influences or controls, may not engage in any transaction involving the Company's securities (including without limitation an option exercise, gift, loan, pledge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Company's Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. If, upon requesting pre-clearance, a covered person is advised that a transaction in the Company's securities may take place, the covered person may enter into a transaction within two business days thereafter. If, for any reason, a transaction is not completed within the two business days, pre-clearance must be obtained again before a transaction may occur. Any person who has requested pre-clearance may not disclose the approval or denial of the request to any other person.

No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this Policy. One limited exception is that any person who is subject to the quarterly earnings blackout period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in limited and appropriate circumstances, be permitted to sell Company stock even during the quarterly blackout period. Hardship exceptions may be granted only by the Compliance Officer and must be requested at least two business days in advance of the proposed transaction. A hardship exception may be granted only if the person requesting it certifies, and the Compliance Officer concludes, that the person requesting it is not aware of material nonpublic information and there are no other reasons to prohibit trading. Under no circumstance will a hardship exception be granted during an event-specific blackout period to a director, executive officer or other person to whom an event-specific blackout period applies. A hardship exception does not relieve any person of the obligation not to trade while aware of material nonpublic information.

EXCEPTION FOR APPROVED RULE 10b5-1 TRADING PLANS

Transactions in the Company's securities that are executed pursuant to a compliant Trading Plan (as defined below) are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions set forth above relating to blackout periods and, if applicable, pre-clearance procedures.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements specified in the rule.

The Company requires that all Rule 10b5-1 trading plans be pre-cleared in writing in advance by the Compliance Officer and satisfy the requirements of this Policy, as outlined below. Rule 10b5-1 trading plans may be further subject to additional policies or guidelines adopted by the Company from time to time, which may be obtained from the Compliance Officer. Please consult the Company's Compliance Officer if you have any questions about entering into a Rule 10b5-1 trading plan.

Transactions under a trading plan (a "Trading Plan") must satisfy either:

- the conditions of Rule 10b5-1; or

- the elements of a non-Rule 10b5-1 trading arrangement as defined in Item 408(c) of Regulation S-K; and

- be pre-approved by the Compliance Officer.

The Compliance Officer may impose such other conditions on the implementation and operation of a Trading Plan as they deem necessary or advisable.

An individual may only modify a Trading Plan outside of a blackout period and, in any event, where the individual does not possess material nonpublic information. Modifications to and early terminations of a Trading Plan are subject to pre-approval by the Compliance Officer.

The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a Trading Plan if the Compliance Officer, Chief Executive Officer, or the Board of Directors, in its or their discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.

Compliance of a Trading Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, and none of the Company, the Compliance Officer, or the Company's other employees assumes any liability for any delay in reviewing and/ or refusing to approve a Trading Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a Trading Plan.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Note that inside information has two important elements - materiality and public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. While it is not possible to define all categories of material information, common examples of material information include without limitation:

- Projections of financial performance, including future earnings or losses or other earnings guidance;

- Financial results of a completed period;

- Financial results that are inconsistent with the consensus expectations of the investment community;

- A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.

- A pending or proposed joint venture;

- A Company restructuring;

- A change in management or the board of directors;

- Major events regarding the Company's securities, including the declaration of a stock split, the offering of additional securities or a stock repurchase program;

- Financial liquidity problems;

- Significant finance transactions;

- Unusual gains or losses, or significant changes to operations or the Company's financial model;

- Actual or threatened major litigation, or the resolution of such litigation;

- A cybersecurity risk or incident involving the Company's business, including relating to customer, employee or Company data, or a product or service;

- Gain or loss of substantial tenants.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its "nonpublic" status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing that is available on the SEC's website) *and the investing public has had time to absorb the information fully*. As a general rule, information should not be considered fully absorbed by the marketplace until the end of the second full trading day after the information is released. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time). However, if the Company announces earnings after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Friday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

ADDITIONAL GUIDANCE

The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company's securities or in other transactions in the Company's securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Company securities is subject to the following additional restrictions.

Short Sales. Short sales (the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects. In addition, short sales may reduce a seller's incentive to improve the Company's performance. For these reasons, you may not engage in short sales of the Company's securities, including a "sale against the box" (a sale with delayed delivery).

Publicly Traded Options. Given the relatively short term of publicly traded options, you may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Standing Orders *and Limit Orders*. Standing orders and limit orders (excluding standing and limit orders under pre-cleared Rule 10b5-1 trading plans) should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. As a result, a standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading. The Company discourages such standing order transactions on Company securities.

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company's other shareholders. Therefore, all directors, officers, and employees of the Company are prohibited from engaging in such transactions.

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, you are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. An exception to this prohibition may be granted where you wish to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. If you wish to pledge Company securities as collateral for a loan, you must submit a request for approval to the Compliance Officer at least two weeks prior to the proposed execution of the documents evidencing the proposed pledge.

POST-TERMINATION TRANSACTIONS

This Policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary. If you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.

PERSONAL RESPONSIBILITY

You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. This includes making sure that any family members who reside with you, household members and other affiliated individuals or entities whose transactions are subject to this Policy also comply with this Policy. If you violate this Policy, the Company may take disciplinary action, including dismissal for cause. Any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

The Company may change or otherwise revise the terms of this Policy from time to time to respond to developments in law and practice. The Company will take steps to inform all affected persons of any material changes or revisions to this Policy.

COMPANY ASSISTANCE

Your compliance with this Policy is of the utmost importance both for you and for the Company. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Company's Compliance Officer. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

EXHIBIT 31.1

EXHIBIT 31.1

CERTIFICATION

I, Lloyd J. Shulman, certify that:

1. I have reviewed this Annual Report on Form 10-K of J.W. Mays, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 23, 2025

/s/ LLOYD J. SHULMAN
LLOYD J. SHULMAN
Chief Executive Officer
and President

EXHIBIT 31.2

EXHIBIT 31.2

CERTIFICATION

I, Ward N. Lyke, Jr, certify that:

1. I have reviewed this Annual Report on Form 10-K of J.W. Mays, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 23, 2025

/s/ WARD N. LYKE, JR.
Vice President,
Chief Financial Officer
and Treasurer

EXHIBIT 32

EXHIBIT 32

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of J. W. Mays, Inc. (the "Company") on Form 10-K for the period ending July 31, 2025 as filed with the U. S. Securities and Exchange Commission (the "Report"), we, Lloyd J. Shulman and Ward N. Lyke, Jr., Chief Executive Officer and Chief Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 23, 2025

/s/ LLOYD J. SHULMAN
LLOYD J. SHULMAN
*Chief Executive Officer
and President*

/s/ WARD N. LYKE, JR.
WARD N. LYKE, JR.
*Vice President,
Chief Financial Officer
and Treasurer*

A signed original of this written statement required by Section 906 has been provided to J.W. Mays, Inc. and will be retained by J.W. Mays, Inc. and furnished to the U. S. Securities and Exchange Commission or its staff upon request.